Exhibit 2.1
Execution Copy
AGREEMENT AND PLAN OF MERGER
By and Among
BT TRIPLE CROWN MERGER CO., INC.
B TRIPLE CROWN FINCO, LLC
T TRIPLE CROWN FINCO, LLC
and
CLEAR CHANNEL COMMUNICATIONS, INC.
Dated as of November 16, 2006

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		Page
Section 9.06	Entire Agreement; No Third-Party Beneficiaries	57
Section 9.07	Governing Law	57
Section 9.08	Consent to Jurisdiction; Enforcement	57
Section 9.09	Counterparts	58
Section 9.10	Waiver of Jury Trial	58

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AGREEMENT AND PLAN OF MERGER
     This Agreement and Plan of Merger, dated as of November 16, 2006 (this “Agreement”), by and among BT Triple Crown Merger Co., Inc., a Delaware corporation (“Mergerco”), B Triple Crown Finco, LLC, a Delaware limited liability company, T Triple Crown Finco, LLC, a Delaware limited liability company (together with B Triple Crown Finco, LLC, the “Parents”), and Clear Channel Communications, Inc., a Texas corporation (the “Company”).
RECITALS
     WHEREAS, in furtherance of the recapitalization of the Company by Mergerco, the respective Boards of Directors of the Company, the Parents and Mergerco each have approved and deemed advisable and in the best interests of their respective shareholders (other than affiliated shareholders of the Company as to which no determination has been made) this Agreement and the merger of Mergerco with and into Company (the “Merger”), upon the terms and subject to the conditions and limitations set forth herein and in accordance with the Business Corporation Act of the State of Texas (the “TBCA”) and the Business Organizations Code of the State of Texas (the “TBOC”, together with the TBCA, the “Texas Acts”) and the General Corporation Law of the State of Delaware (the “DGCL”) and recommended approval and adoption by their respective shareholders of this Agreement, the Merger and the transactions contemplated hereby;
     WHEREAS, a special advisory committee of the Board of Directors of the Company has reviewed the terms of the Merger and determined that such terms are fair; and
     WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, the Parents and Mergerco have delivered to the Company the Limited Guarantee (the “Limited Guarantee”) of each of the Investors, in a form satisfactory to the Company, dated as of the date hereof.
STATEMENT OF AGREEMENT
     NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions herein contained and intending to be legally bound hereby, the parties hereto hereby agree as follows:
Article I. DEFINITIONS
     Section 1.01 Definitions. Defined terms used in this Agreement have the meanings ascribed to them by definition in this Agreement or in Appendix A.
Article II. THE MERGER
     Section 2.01 The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the Texas Acts and the DGCL, at the Effective Time, Mergerco shall be merged with and into the Company, whereupon the separate existence of Mergerco shall cease, and the Company shall continue under the name Clear Channel

Communications, Inc. as the surviving corporation (the “Surviving Corporation”) and shall continue to be governed by the laws of the State of Texas.
     Section 2.02 Closing. Subject to the satisfaction or, if permissible, waiver of the conditions set forth in Article VII hereof, the closing of the Merger (the “Closing”) will take place at 9:00 a.m., Eastern Time, on a date to be specified by the parties hereto, but no later than the second business day after the satisfaction or waiver of the conditions set forth in Section 7.01, Section 7.02 and Section 7.03 hereof (other than conditions that, by their own terms, cannot be satisfied until the Closing, but subject to the satisfaction of such conditions at Closing) at the offices of Akin Gump Strauss Hauer & Feld LLP, 590 Madison Avenue, New York, New York 10022; provided, however, that notwithstanding the satisfaction or waiver of the conditions set forth in Article VII hereof, neither the Parents nor Mergerco shall be required to effect the Closing until the earlier of (a) a date during the Marketing Period specified by the Parents on no less than three (3) business days’ written notice to the Company and (b) the final day of the Marketing Period, or at such other time, date or place as is agreed to in writing by the parties hereto (such date being the “Closing Date”).
     Section 2.03 Effective Time.
          (a) Concurrently with the Closing, the Company and the Parents shall cause articles of merger (the “Articles of Merger”) with respect to the Merger to be executed and filed with the Secretary of State of the State of Texas (the “Secretary of State”) as provided under the Texas Acts and a Certificate of Merger to be filed with the Secretary of State of the State of Delaware as provided for in the DGCL (the “Certificate of Merger”). The Merger shall become effective on the later of the date and time at which the Articles of Merger has been duly filed with the Secretary of State or the Certificate of Merger has been filed with the Secretary of State of the State of Delaware or at such other date and time as is agreed between the parties and specified in the Articles of Merger, and such date and time is hereinafter referred to as the “Effective Time.”
          (b) From and after the Effective Time, the Surviving Corporation shall possess all properties, rights, privileges, powers and franchises of the Company and Mergerco, and all of the claims, obligations, liabilities, debts and duties of the Company and Mergerco shall become the claims, obligations, liabilities, debts and duties of the Surviving Corporation.
     Section 2.04 Articles of Incorporation and Bylaws. Subject to Section 6.08 of this Agreement, the Articles of Incorporation and Bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended at the Effective Time to be (except with respect to the name and state of incorporation of the Company and such changes as are necessary to comply with Texas Law, if any) the same as the Articles of Incorporation and Bylaws of Mergerco as in effect immediately prior to the Effective Time, until thereafter amended in accordance with applicable law, the provisions of the Articles of Incorporation and the Bylaws of the Surviving Corporation.
     Section 2.05 Board of Directors. Subject to applicable Law, each of the parties hereto shall take all necessary action to ensure that the Board of Directors of the Surviving Corporation effective as of, and immediately following, the Effective Time shall consist of the members of the Board of Directors of Mergerco immediately prior to the Effective Time.
     Section 2.06 Officers. From and after the Effective Time, the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified in accordance with applicable Law.
Article III. EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES
     Section 3.01 Effect on Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Mergerco or the holders of any securities of the Company:
          (a) Cancellation of Company Securities. Each share of the Company’s common stock, par value $0.10 per share (the “Company Common Stock”), held by the Company as treasury stock or held by Mergerco immediately prior to the Effective Time shall automatically be cancelled, retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.
          (b) Conversion of Company Securities. Except as otherwise provided in this Agreement, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares cancelled pursuant to Section 3.01(a) hereof, Dissenting Shares and Rollover Shares) shall be converted into the right to receive $37.60 plus the Additional Per Share Consideration, if any, in cash, without interest (the “Merger Consideration”). Each share of Company Common Stock to be converted into the right to receive the Merger Consideration as provided in this Section 3.01(b) shall be automatically cancelled and shall cease to exist and the holders of certificates (the “Certificates”) or book-entry shares (“Book-Entry Shares”) which immediately prior to the Effective Time represented such Company Common Stock shall cease to have any rights with respect to such Company Common Stock other than the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 3.02 of this Agreement, the Merger Consideration.
          (c) Conversion of Mergerco Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, par value $0.001 per share, of Mergerco (the “Mergerco Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into and become validly issued, fully paid and nonassessable shares of the Surviving Corporation (with the relative rights and preferences described in an amendment to the Articles of Incorporation adopted as of the Effective Time as provided in Section 2.04, the “Surviving Corporation Common Stock”). As of the Effective Time, all such shares of Mergerco Common Stock cancelled in accordance with this Section 3.01(c), when so cancelled, shall no longer be issued and outstanding and shall automatically cease to exist, and each holder of a certificate representing any such shares of Mergerco Common Stock shall cease to have any rights with respect thereto, except the right to receive the shares of Surviving Corporation Common Stock as set forth in this Section 3.01(c).

          (d) Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of Company Common Stock shall occur as a result of a reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration as provided in Section 3.01(b) shall be equitably adjusted to reflect such change (including, without limitation, to provide holders of shares of Company Common Stock the same economic effect as contemplated by this Agreement prior to such transaction).
     Section 3.02 Exchange of Certificates.
          (a) Designation of Paying Agent; Deposit of Exchange Fund. Prior to the Effective Time, the Parents shall designate a paying agent (the “Paying Agent”) reasonably acceptable to the Company for the payment of the Merger Consideration as provided in Section 3.01(b). On the Closing Date, promptly following the Effective Time, the Surviving Corporation shall deposit, or cause to be deposited with the Paying Agent for the benefit of holders of shares of Company Common Stock, cash amounts in immediately available funds constituting an amount equal to the aggregate amount of the Merger Consideration plus the Total Option Cash Payments (the “Aggregate Merger Consideration”) (exclusive of any amounts in respect of Dissenting Shares, the Rollover Shares and Company Common Stock to be cancelled pursuant to Section 3.01(a)) (such amount as deposited with the Paying Agent, the “Exchange Fund”). In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 3.01(b) and Section 3.03, the Surviving Corporation shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make such payment. The Paying Agent shall cause the Exchange Fund to be (A) held for the benefit of the holders of Company Common Stock and Company Options, and (B) applied promptly to making the payments pursuant to Section 3.02(b) hereof. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement.
          (b) Delivery of Shares. As promptly as practicable following the Effective Time and in any event not later than the second business day after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail (and to make available for collection by hand) (i) to each holder of record of a Certificate or Book-Entry Share, which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (x) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares, as applicable, shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof pursuant to Section 3.04 hereof) or Book-Entry Shares to the Paying Agent and which shall be in the form and have such other provisions as Mergerco and the Company may reasonably specify and (y) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration into which the number of shares of Company Common Stock previously represented by such Certificate or Book-Entry Shares shall have been converted pursuant to this Agreement (which instructions shall provide that at the election of the surrendering holder, Certificates or Book-Entry Shares may be surrendered, and the Merger Consideration in exchange therefor collected, by hand delivery); and (ii) to each holder of a Company Option, a check in an amount due and payable to such holder pursuant to Section 3.03 hereof in respect of such Company Option. If payment of the applicable portion of the Aggregate Merger Consideration is made to a person other than the person in whose name the surrendered Certificate is registered, it shall be a condition of payment that (A) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (B) the person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the applicable portion of the Aggregate Merger Consideration to a person other than the registered holder of such Certificate surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 3.02, each Certificate, Book-Entry Share or option certificate, as applicable, shall be deemed at any time after the Effective Time to represent only the right to receive the applicable portion of the Aggregate Merger Consideration or Option Cash Payments, as applicable, in cash as contemplated by this Section 3.02 or Section 3.03 without interest thereon.
          (c) Surrender of Shares. Upon surrender of a Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Paying Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate or Book-Entry Share, to be mailed (or made available for collection by hand if so elected by the surrendering holder) within five (5) business days following the later to occur of (i) the Effective Time; or (ii) the Paying Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith cancelled. The Paying Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration (or the cash pursuant to Section 3.02(b)) payable upon the surrender of the Certificates or Book-Entry Shares.
          (d) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates, Book-Entry Shares or Company Options for twelve (12) months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any such holders prior to the Merger who have not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation, as general creditors thereof for payment of their claim for cash, without interest, to which such holders may be entitled. If any Certificates or Book-Entry Shares shall not have been surrendered prior to one (1) year after the Effective Time (or immediately prior to such earlier date on which any cash in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Authority), any such cash in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, subject to any and all claims or interest of any person previously entitled thereto.

          (e) No Liability. None of the Parents, Mergerco, the Company, the Surviving Corporation or the Paying Agent shall be liable to any person in respect of any cash held in the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
          (f) Investment of Exchange Fund. The Paying Agent shall invest any cash included in the Exchange Fund as directed by the Parents or, after the Effective Time, the Surviving Corporation; provided that (i) no such investment shall relieve the Surviving Corporation or the Paying Agent from making the payments required by this Article III, and following any losses the Surviving Corporation shall promptly provide additional funds to the Paying Agent for the benefit of the holders of Company Common Stock and Company Options in the amount of such losses; and (ii) such investments shall be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively. Any interest or income produced by such investments will be payable to the Surviving Corporation or Mergerco, as directed by Mergerco.
     Section 3.03 Stock Options and Other Awards
          (a) Company Options. As of the Effective Time, except as otherwise agreed by the Parents and a holder of Company Options with respect to such holder’s Company Options, each Company Option, whether vested or unvested, shall, by virtue of the Merger and without any action on the part of any holder of any Company Option, become fully vested and converted into the right at the Effective Time to receive, as promptly as practicable following the Effective Time, a cash payment (less applicable withholding taxes and without interest) with respect thereto equal to the product of (a) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Option multiplied by (b) the number of shares of Company Common Stock issuable upon exercise of such Company Option (the “Option Cash Payment” and the sum of all such payments, the “Total Option Cash Payments”). In the event that the exercise price of any Company Option is equal to or greater than the Merger Consideration, such Company Option shall be cancelled without payment therefor and have no further force or effect. Except for the Company Options set forth in Section 3.03(a) of the Company Disclosure Schedule, as of the Effective Time, all Company Options shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company Option shall cease to have any rights with respect thereto, except the right to receive the Option Cash Payment. Prior to the Effective Time, the Company shall take any and all actions reasonably necessary to effectuate this Section 3.03(a), including, without limitation, providing holders of Company Options with notice of their rights with respect to any such Company Options as provided herein.
          (b) Other Awards. As of the Effective Time, except as otherwise agreed by the Parents and a holder of Restricted Shares with respect to such holder’s Restricted Shares, each share outstanding immediately prior to the Effective Time subject to vesting or other lapse restrictions pursuant to any Company Option Plan or an applicable restricted stock agreement (each, a “Restricted Share”) which is outstanding immediately prior to the Effective Time shall vest and become free of restriction as of the Effective Time and shall, as of the Effective Time, be cancelled and converted into the right to receive the Merger Consideration in accordance with Section 3.01(b).
          (c) Amendments to and Termination of Plans. Prior to the Effective Time, the Company shall use its reasonable best efforts to make any amendments to the terms of the Company Option Plans and to obtain any consents from holders of Company Options and Restricted Shares that, in each case, are necessary to give effect to the transactions contemplated by Section 3.03(a) and Section 3.03(b). Without limiting the foregoing the Company shall use its reasonable best efforts to ensure that the Company will not at the Effective Time be bound by any options, stock appreciation rights, warrants or other rights or agreements which would entitle any person, other than the holders of the capital stock (or equivalents thereof) of the Parents, Mergerco and their respective subsidiaries, to own any capital stock of the Surviving Corporation or to receive any payment in respect thereof. In furtherance of the foregoing, and subject to applicable Law and agreements existing between the Company and the applicable person, the Company shall explicitly condition any new awards or grants to any person under its Company Option Plans, annual bonus plans and other incentive plans upon such person’s consent to the amendments described in this Section 3.03(c) and, to the fullest extent permitted by applicable Law, shall withhold payment of the Merger Consideration to or require payment of the exercise price for all Company Options by any holder of a Company Option as to which the Merger Consideration exceeds the amount of the exercise price per share under such option unless such holder consents to all of the amendments described in this Section 3.03(c). Prior to the Effective Time, the Company shall take all actions necessary to terminate all Company Stock Plans, such termination to be effective at or before the Effective Time.
          (d) Employee Stock Purchase Plan, The Board of Directors of the Company shall terminate all purchases of stock under the Company’s 2000 Employee Stock Purchase Plan (the “Company ESPP”) effective as of the day immediately after the end of the month next following the date hereof, and no additional offering periods shall commence under the Company ESPP after the date hereof. The Company shall terminate the Company ESPP in its entirety immediately prior to the Closing Date, and all shares held under such plan, other than Rollover Shares, shall be delivered to the participants and shall, as of the Effective Time, be cancelled and converted into the right to receive the Merger Consideration in accordance with Section 3.01(b).
     Section 3.04 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this Article III.
     Section 3.05 Dissenting Shares. Notwithstanding Section 3.01(b) hereof, to the extent that holders thereof are entitled to appraisal rights under Article 5.12 of the TBCA, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised and perfected his or her demand for appraisal rights under Article 5.12 of the TBCA (the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration, but the holders of such Dissenting Shares shall be entitled to receive such consideration as shall be determined pursuant to Article 5.12 of the TBCA (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall cease to have any rights with respect thereto, except the right to receive such consideration as shall be determined pursuant to Article 5.12 of the TBCA); provided, however, that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost his or her right to appraisal and payment under the TBCA, such holder’s shares of Company Common Stock shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, and such shares shall not be deemed to be Dissenting Shares. Any payments required to be made with respect to the Dissenting Shares shall be made by the Surviving Corporation (and not the Company, Mergerco or either Parent) and the Aggregate Merger Consideration shall be reduced, on a dollar for dollar basis, as if the holder of such Dissenting Shares had not been a shareholder on the Closing Date. The Company shall give the Parents notice of all demands for appraisal and the Parents shall have the right to participate in all negotiations and proceedings with respect to all holders of Dissenting Shares. The Company shall not, except with the prior written consent of the Parents, voluntarily make any payment with respect to, or settle or offer to settle, any demand for payment from any holder of Dissenting Shares.
     Section 3.06 Transfers; No Further Ownership Rights. After the Effective Time, there shall be no registration of transfers on the stock transfer books of the Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If Certificates are presented to the Surviving Corporation for transfer following the Effective Time, they shall be cancelled against delivery of the Merger Consideration, as provided for in Section 3.01(b) hereof, for each share of Company Common Stock formerly represented by such Certificates.
     Section 3.07 Withholding. Each of the Paying Agent, the Company, Mergerco and the Surviving Corporation shall be entitled to deduct and withhold from payments otherwise payable pursuant to this Agreement any amounts as they are respectively required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.
     Section 3.08 Rollover by Shareholders. At the Effective Time, each Rollover Share issued and outstanding immediately before the Effective Time shall be cancelled and be converted into and become the number of validly issued shares of equity securities of the Surviving Corporation calculated in accordance with Section 3.08 of the Mergerco Disclosure Schedule. As of the Effective Time, all such Rollover Shares when so cancelled, shall no longer be issued and outstanding and shall automatically cease to exist, and each holder of a certificate representing any such Rollover Shares shall cease to have any rights with respect thereto, except the right to receive the shares of equity securities of the Surviving Corporation as set forth in this Section 3.08.
     Section 3.09 Additional Per Share Consideration.

          (a) No later than ten (10) business days before the Closing Date, if the Closing Date shall occur after the Additional Consideration Date, the Company shall prepare and deliver to the Parents a good faith estimate of Additional Per Share Consideration, together with reasonably detailed supporting information (the “Estimated Additional Per Share Consideration”).
          (b) Before and after the delivery of the Estimated Additional Per Share Consideration statement, the Company shall provide the Parents reasonable access to the records and employees of the Company and its subsidiaries, and the Company shall, and shall cause the employees of the Company and its subsidiaries to, (i) cooperate in all reasonable respects with the Parents in connection with the Parents’ review of the Estimated Additional Per Share Consideration statement and (ii) provide the Parents with access to accounting records, supporting schedules and relevant information relating to the Company’s preparation of the Estimated Additional Per Share Consideration statement and calculation of Estimated Additional Per Share Consideration as the Parents shall reasonably request and that are available to the Company or its affiliates. Within five (5) business days after delivery of the Estimated Additional Per Share Consideration statement to the Parents, the Parents may notify the Company that they disagree with the Estimated Additional Per Share Consideration statement. Such notice shall set forth, to the extent practicable, in reasonable detail the particulars of such disagreement. If the Parents do not provide a notice of disagreement within such five (5) business day period, then the Parents shall be deemed to have accepted the calculations and the amounts set forth in the Estimated Additional Per Share Consideration statement delivered by the Company, which shall then be final, binding and conclusive for all purposes hereunder. If any notice of disagreement is timely provided in accordance with this Section 3.09(b), then the Company and the Parents shall each use commercially reasonable efforts for a period of one (1) business day thereafter (the “Estimated Additional Per Share Consideration Resolution Period”) to resolve any disagreements with respect to the calculations in the Estimated Additional Per Share Consideration statement.
          (c) If, at the end of the Estimated Additional Per Share Consideration Resolution Period, the Company and the Parents are unable to resolve any disagreements as to items in the Estimated Additional Per Share Consideration statement, then KPMG, LLP (New York Office) (or such other independent accounting firm of recognized national standing in the United States as may be mutually selected by the Company and the Parents) shall resolve any remaining disagreements. If neither KPMG, LLP (New York Office) nor any such mutually selected accounting firm is willing and able to serve in such capacity, then the Parents shall deliver to the Company a list of three other accounting firms of recognized national or international standing and the Company shall select one of such three accounting firms (such firm as is ultimately selected pursuant to the aforementioned procedures being the “Accountant”). The Accountant shall be charged with determining as promptly as practicable, whether the Estimated Additional Per Share Consideration as set forth in the Estimated Additional Per Share Consideration statement was prepared in accordance with this Agreement and (only with respect to the disagreements as to the items set forth in the notice of disagreement and submitted to the Accountant) whether and to what extent, if any, the Estimated Additional Per Share Consideration requires adjustment.

          (d) The Accountant shall allocate its costs and expenses between the Parents (on behalf of Mergerco) and the Company based upon the percentage of the contested amount submitted to the Accountant that is ultimately awarded to the Company, on the one hand, or the Parents, on the other hand, such that the Company bears a percentage of such costs and expenses equal to the percentage of the contested amount awarded to the Parents (such portion of such costs and expenses, the “Company Accountant Expense”) and the Parents (on behalf of Mergerco) bear a percentage of such costs and expenses equal to the percentage of the contested amount awarded to the Company. The determination of the Accountant shall be final, binding and conclusive for all purposes hereunder.
          (e) In order to permit the parties to prepare for an orderly Closing, the Company will deliver monthly reports calculating the previous month’s Operating Cash Flow on or before the 20th day of each month starting January 15, 2007 (with respect to performance during December 2006) and will provide the Parents with access to accounting records, supporting schedules and relevant information relating to the Company’s preparation thereof as the Parents shall reasonably request and that are available to the Company or its affiliates.
Article IV. REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     Except as disclosed in the documents filed by the Company with the SEC between December 31, 2004 and the date hereof (together with all forms, documents, schedules, certifications, prospectuses, reports, and registration, proxy and other statements, required to be filed or furnished by it with or to the SEC between December 31, 2004 and the date hereof, including such documents filed during such periods on a voluntary basis on Form 8-K, and in each case including exhibits and schedules thereto and documents incorporated by reference therein, the “Company SEC Documents”) or in the Outdoor SEC Documents or as disclosed in the separate disclosure schedule which has been delivered by the Company to the Parents prior to the execution of this Agreement (the “Company Disclosure Schedule”) (provided that, any information set forth in one Section of the Company Disclosure Schedule will be deemed to apply to each other Section or subsection of this Agreement to the extent such disclosure is made in a way as to make its relevance to such other Section or subsection readily apparent) the Company hereby represents and warrants to Mergerco and the Parents as follows:
     Section 4.01 Organization and Qualification; Subsidiaries. Each of the Company and the subsidiaries set forth in Section 4.01 of the Company Disclosure Schedule (the “Material Subsidiaries”) is a corporation or legal entity duly organized, validly existing and, if applicable, in good standing under the laws of its jurisdiction of organization and has the requisite corporate, partnership or limited liability company power and authority to own, lease and operate its properties and to carry on its business as it is currently conducted. Each of the Company and its Material Subsidiaries is duly qualified or licensed as a foreign corporation to do business, and, if applicable, is in good standing, in each jurisdiction in which the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing as would not have, individually or in the aggregate, a Material Adverse Effect on the Company.

     Section 4.02 Articles of Incorporation and Bylaws. The Company has made available to the Parents a complete and correct copy of the Articles of Incorporation and the Bylaws (or equivalent organizational documents), each as amended to date, of the Company and each of its Material Subsidiaries. The Articles of Incorporation and the Bylaws (or equivalent organizational documents) of the Company and each of its Material Subsidiaries are in full force and effect. None of the Company or any of its Material Subsidiaries is in material violation of any provision of their respective Articles of Incorporation or the Bylaws (or equivalent organizational documents).
     Section 4.03 Capitalization.
          (a) The authorized capital stock of the Company consists of 1,500,000,000 shares of Company Common Stock, par value $.10 per share, 2,000,000 shares of the Company’s class A preferred stock, par value $1.00 per share (the “Class A Preferred Stock”) and 8,000,000 shares of the Company’s class B preferred stock, par value $1.00 per share (the “Class B Preferred Stock”). As of the close of business on November 10, 2006, (i) 493,794,750 shares of Company Common Stock, including Restricted Shares, were issued and outstanding; (ii) no shares of the Class A Preferred Stock were issued and outstanding; (iii) no shares of the Class B Preferred Stock were issued and outstanding; and (iv) 100,000 shares of Company Common Stock were held in treasury. As of the close of business on November 10, 2006 there were 36,605,199 shares of Company Common Stock authorized and reserved for future issuance under Company Option Plans, 356,962 shares of Company Common Stock authorized and reserved for issuance upon exercise of warrants and outstanding Company Options to purchase 36,633,054 shares of Company Common Stock (of which (i) 12,044,341 shares of Company Common Stock were subject to outstanding options with an exercise price less than $37.60 and such “in the money” options have a weighted average exercise price equal to $29.78 per share and (ii) 206,465 shares of Company Common Stock were subject to outstanding warrants with an exercise price less than $37.60 and such “in the money” warrants have a weighted average exercise price equal to $34.61 per share). As of November 10, 2006, there were 2,304,843 Restricted Shares issued and outstanding. Since November 10, 2006, no Equity Securities or Convertible Securities of the Company have been issued, reserved for issuance or are outstanding, other than or pursuant to the Company Options and warrants referred to above that are outstanding as of the date of this Agreement or Equity Securities and/or Convertible Securities hereafter issued in accordance with Section 6.01(k) hereof. As of the Effective Time, the warrants referred to above thereafter shall not be exercisable for securities of the Company.
          (b) Except as set forth above and except as set forth in Section 4.03(b) of the Company Disclosure Schedule and except as not specifically prohibited under Section 6.01 hereof, there are no shares of Company Common Stock, Class A Preferred Stock or Class B Preferred Stock issued or outstanding or otherwise reserved for issuance. Additionally, there are no outstanding subscriptions, options, conversion or exchange rights, warrants, rights (including without limitation, pursuant to a so-called “poison pill”), calls, repurchase or redemption agreements, convertible securities or other similar rights, agreements, commitments or contracts of any kind to which the Company or any of the Material Subsidiaries is a party or by which the Company or any of the Material Subsidiaries is bound obligating the Company or any of the Material Subsidiaries to issue, transfer, deliver or sell, or cause to be issued, transferred, delivered or sold, additional shares of capital stock of, or other equity or voting interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock of, or other equity or voting interests in, the Company or any of the Material Subsidiaries or obligating the Company or any of the Material Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right or contract.
          (c) There are no securities except as set forth above that can vote on any matters on which the holders of Company Common Stock may vote, either on the date hereof or upon conversion or exchange of such securities.
          (d) All outstanding shares of capital stock of the Company are, and all shares that may be issued pursuant to the Company Option Plans will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights.
     Section 4.04 Authority Relative to Agreement.
          (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Requisite Shareholder Approval, to consummate the Merger and the other transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby (other than, with respect to the Merger, the receipt of the Requisite Shareholder Approval, as well as the filing of the Articles of Merger with the Secretary of State). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Mergerco and the Parents, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights, and to general equitable principles).
          (b) The Board of Directors of the Company, at a meeting duly called and held, has (i) approved and adopted this Agreement and approved the Merger and the other transactions contemplated hereby; (ii) determined that the Merger is advisable and fair to and in the best interests of, the shareholders of the Company (other than affiliate shareholders as to which no determination was made); and (iii) resolved to submit this Agreement to the shareholders of the Company for approval, file the Proxy Statement with the SEC and, subject to Section 6.07 hereof, recommend that the shareholders of the Company approve this Agreement and the Merger.
          (c) The Requisite Shareholder Approval at the Shareholders’ Meeting or any adjournment or postponement thereof in favor of the adoption of this Agreement and the Merger is the only vote or approval of the holders of any class or series of capital stock of the Company or any of its subsidiaries which is necessary to adopt this Agreement, approve the Merger and the transactions contemplated hereby.

     Section 4.05 No Conflict; Required Filings and Consents.
          (a) Except as set forth in Section 4.05 of the Company Disclosure Schedule, the execution and delivery of this Agreement by the Company does not, the performance of this Agreement by the Company will not and the consummation of the transactions contemplated hereby will not (i) conflict with or violate the Articles of Incorporation or Bylaws (or equivalent organizational documents) of (A) the Company or (B) any of the Material Subsidiaries; (ii) assuming the consents, approvals and authorizations specified in Section 4.05(b) have been received and the waiting periods referred to therein have expired, and any condition to the effectiveness of such consent, approval, authorization, or waiver has been satisfied, conflict with or violate any Law applicable to the Company or any of its subsidiaries; or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time or both) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien, other than any Permitted Lien, upon any of the properties or assets of the Company or any of its subsidiaries, pursuant to any note, bond, mortgage, indenture or credit agreement, or any other contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or any property or asset of the Company or its subsidiaries is bound or affected, other than, in the case of clauses (ii) and (iii), any such violation, conflict, default, termination, cancellation, acceleration or Lien that would not have, individually or in the aggregate, a Material Adverse Effect on the Company.
          (b) The execution and delivery of this Agreement by the Company does not, and the consummation by the Company of the transactions contemplated by this Agreement will not, require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Authority, except for applicable requirements of the Exchange Act, the Securities Act, Blue Sky Laws, the HSR Act, any applicable Foreign Antitrust Laws, any filings, waivers or approvals as may be required under the Communications Act and foreign communications Laws, any filings, waivers or approvals as may be required under foreign investment review laws, filing and recordation of appropriate merger documents as required by the Texas Acts, the DGCL and the rules of the NYSE, and except where failure to obtain such other consents, approvals, authorizations or permits, or to make such filings or notifications, would not have, individually or in the aggregate, a Material Adverse Effect on the Company.
     Section 4.06 Permits and Licenses; Compliance with Laws.
          (a) Each of the Company and its Material Subsidiaries is in possession of all franchises, grants, authorizations, licenses (other than Company FCC Licenses), permits, easements, variances, exceptions, consents, certificates, approvals and orders necessary for the Company or any of its Material Subsidiaries to own, lease and operate the properties of the Company and its Material Subsidiaries or to carry on its business as it is now being conducted and contemplated to be conducted by the Company and its Material Subsidiaries (the “Company Permits”), and no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened, except where the failure to have, or the suspension or cancellation of, any of the Company Permits would not have, individually or in the aggregate, a Material Adverse Effect on the Company. None of the Company or any of its Material Subsidiaries is in conflict with, or in default or violation of, (i) any Laws applicable to the

Company or any of its Material Subsidiaries or by which any property or asset of the Company or any of its Material Subsidiaries is bound or affected; (ii) any of the Company Permits; or (iii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its Material Subsidiaries is a party or by which the Company or any of its Material Subsidiaries or any property or asset of the Company or any of its Material Subsidiaries is bound or affected, except for any such conflicts, defaults or violations that would not have, individually or in the aggregate, a Material Adverse Effect on the Company.
          (b) Section 4.06(b) of the Company Disclosure Schedule sets forth (i) all main radio and television stations and (ii) all radio or television stations for which the Company or any subsidiary of the Company provides programming, advertising or other services pursuant to a LMA. The Company FCC Licenses are in full force and effect and have not been revoked, suspended, canceled, rescinded or terminated and have not expired (other than FCC Licenses that are the subject of pending renewal applications), and are not subject to any material conditions except for conditions applicable to broadcast licenses generally or as otherwise disclosed on the face of the Company FCC Licenses. The Company and its subsidiaries are operating, and have operated the Company Stations, in compliance in all material respects with the terms of the Company FCC Licenses and the Communications Act, and the Company and its subsidiaries have timely filed or made all material applications, reports and other disclosures required by the FCC to be filed or made with respect to the Company Stations and have timely paid all FCC regulatory fees with respect thereto, except as would not have, individually or in the aggregate, a Material Adverse Effect on the Company. Except for administrative rulemakings, legislation or other proceedings affecting the broadcast industry generally, there is not, pending or, to the Company’s knowledge, threatened by or before the FCC any proceeding, notice of violation, order of forfeiture or complaint or investigation against or relating to the Company or any of its subsidiaries, or any of the Company Stations, except for any such proceedings, notices, orders, complaints, or investigations that would not have, individually or in the aggregate, a Material Adverse Effect on the Company.
     Section 4.07 Company SEC Documents.
          (a) The Company and to its knowledge Outdoor Holdings have filed all Company SEC Documents and Outdoor SEC Documents, as the case may be, since December 31, 2004 (and in the case of Outdoor Holdings since November 2, 2005). None of the Company’s subsidiaries (other than Outdoor Holdings) is required to file periodic reports with the SEC pursuant to the Exchange Act. As of their respective effective dates (in the case of Company SEC Documents and Outdoor SEC Documents, as the case may be, that are registration statements filed pursuant to the requirements of the Securities Act), and as of their respective SEC filing dates (in the case of all other Company SEC Documents or the Outdoor SEC Documents, as the case may be), or in each case, if amended prior to the date hereof, as of the date of the last such amendment, the Company SEC Documents and, to the Company’s knowledge, the Outdoor SEC Documents complied in all material respects, and all documents filed by the Company or Outdoor Holdings between the date of this Agreement and the date of Closing shall comply in all material respects, with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents at the time they were filed or, if amended, as of the date of such amendment contained, or if filed after the date hereof will contain, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading. The Company has made available to the Parents a complete and correct copy of any material amendments or modifications which, to the Company’s knowledge, are required to be filed with the SEC, but have not yet been filed with the SEC, with respect to (i) agreements which previously have been filed by the Company or any of its subsidiaries with the SEC pursuant to the Securities Act or the Exchange Act and (ii) the Company SEC Documents filed prior to the date hereof. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Company SEC Documents and, to the Company’s knowledge, the Outdoor SEC Documents.
          (b) The consolidated financial statements (as restated prior to the date hereof, if applicable, and including all related notes and schedules) of the Company included in the Company SEC Documents fairly present in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as at the respective dates thereof and their consolidated results of operations and consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the rules related to Quarterly Reports on Form 10-Q promulgated under the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).
          (c) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company (i) has established and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, and (ii) has disclosed, based on its most recent evaluations, to its outside auditors and the audit committee of the Board of Directors of the Company, (A) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.
     Section 4.08 Absence of Certain Changes or Events. Since December 31, 2005, except as otherwise contemplated or permitted by this Agreement, the businesses of the Company and its subsidiaries taken as a whole have been conducted in all material respects in the ordinary course of business consistent with past practice and through the date of this Agreement. Since December 31, 2005 and through the date of this Agreement, there has not been a Material Adverse Effect on the Company or any event, circumstance or occurrence that has had or would reasonably be expected to have a Material Adverse Effect on the Company.

     Section 4.09 No Undisclosed Liabilities. Except (a) as reflected or reserved against in the Company’s consolidated balance sheets (as restated prior to the date hereof, or the notes thereto) included in the Company SEC Documents, (b) for liabilities or obligations incurred in the ordinary course of business since the date of such balance sheets, and (c) for liabilities or obligations arising under this Agreement, neither the Company nor any of its subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company and its subsidiaries, other than those which would not have, individually or in the aggregate, a Material Adverse Effect on the Company.
     Section 4.10 Absence of Litigation. There is no claim, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries, or any of their respective properties or assets at law or in equity, and there are no Orders, before any arbitrator or Governmental Authority, in each case as would have, individually or in the aggregate, a Material Adverse Effect on the Company.
     Section 4.11 Taxes. Except as has not been or would not be, individually or in the aggregate, material to the Company, or except as set forth in Section 4.11 of the Company Disclosure Schedule, (i) the Company and each of its Material Subsidiaries have prepared (or caused to be prepared) and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them and all such filed Tax Returns (taking into account all amendments thereto) are complete and accurate in all material respects; (ii) the Company and each of its Material Subsidiaries have timely paid all material Taxes owed by it (whether or not shown on any Tax Returns), except for Taxes which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (iii) as of the date of this Agreement, in respect of United States federal, state and local Taxes and in respect of federal income Taxes payable in France, the United Kingdom, Italy, Spain, Sweden, Belgium, the Netherlands, and Switzerland, there are not pending or, to the knowledge of the Company, threatened any material audits, examinations, investigations or other proceedings in respect of any Taxes of the Company or any of its subsidiaries; (iv) to the knowledge of the Company there are no material Liens for Taxes on any of the assets of the Company or any of its Material Subsidiaries other than Permitted Liens; (v) none of the Company or any of its Material Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two (2) year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law); (vi) to the actual knowledge of the Company all material amounts of United States federal, state and local Taxes and all material amounts of federal income Taxes payable in France, the United Kingdom, Italy, Spain, Sweden, Belgium, the Netherlands, and Switzerland, required to be withheld by the Company and each of its subsidiaries have been timely withheld and paid over to the appropriate Governmental Authority; (vii) no material deficiency for any Tax has been asserted or assessed by any Governmental Authority in respect of United States federal, state and local Taxes and in respect of federal income Taxes payable in France, the United Kingdom, Italy, Spain, Sweden, Belgium, the Netherlands, and Switzerland, in writing against the Company or any of its subsidiaries (or, to the knowledge of the Company, has been threatened or proposed), except for deficiencies which have been satisfied by payment, settled or been withdrawn or which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (viii) neither the Company nor any of its subsidiaries has waived any statute of limitations in respect of Material Taxes payable to the United States or any state or locality thereof, or in respect of federal income Taxes payable in France, the United Kingdom, Italy, Spain, Sweden, Belgium, and Switzerland, or agreed to any extension of time with respect to an assessment or deficiency for Taxes in respect of such jurisdictions (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course); (ix) neither the Company nor any of its Material Subsidiaries (A) in the past three (3) years has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any liability for the Taxes of any person (other than the Company or any of its subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, or pursuant to any indemnification, allocation or sharing agreement with respect to Taxes that could give rise to a payment or indemnification obligation (other than agreements among the Company and its subsidiaries and other than customary Tax indemnifications contained in credit or other commercial agreements the primary purpose of which does not relate to Taxes); (x) neither the Company nor any of its Material Subsidiaries has engaged in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2); and (xi) the Company is not, and has not been at any time within the last five (5) years, a “United States real property holding corporation” within the meaning of Section 897 of the Code.
     Section 4.12 Information Supplied. The Proxy Statement and any other document filed with the SEC by the Company in connection with the Merger (or any amendment thereof or supplement thereto) (collectively, the “SEC Filings”), at the date first mailed to the shareholders of the Company, at the time of the Company Shareholders’ Meeting and at the time filed with the SEC, as the case may be, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that no representation is made by the Company with respect to statements made therein based on information supplied in writing by the Parents specifically for inclusion in such documents. The SEC Filings made by the Company will comply in all material respects with the provisions of the Exchange Act.
     Section 4.13 Material Contracts.
          (a) As of the date hereof, neither the Company nor any of its subsidiaries is a party to or bound by any “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC) (all contracts of the type described in this Section 4.13(a), being referred to herein as a “Company Material Contract”).
          (b) Neither the Company nor any subsidiary of the Company is in breach of or default under the terms of any Company Material Contract. To the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract. Each Company Material Contract is a valid and binding obligation of the Company or its subsidiary which is a party thereto and, to the knowledge of the Company, is in full force and effect; provided, however, that (a) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (b) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought and (ii) the Company and its subsidiaries have performed and complied in all material respects with all obligations required to be performed or complied with by them under each Company Material Contract.
     Section 4.14 Employee Benefits and Labor Matters.
          (a) Correct and complete copies of the following documents with respect to each Company Benefit Plan (other than such Company Benefit Plan that is maintained outside of the jurisdiction of the United States and covers fewer than 400 employees) have been made available to the Parents by the Company to the extent applicable: (i) any plan documents and related trust documents, insurance contracts or other funding arrangements, and all amendments thereto; (ii) the most recent Forms 5500 and all schedules thereto; (iii) the most recent actuarial report, if any; (iv) the most recent IRS determination letter; (v) the most recent summary plan descriptions; and (vi) written summaries of all non-written Company Benefit Plans.
          (b) The Company Benefit Plans have been maintained, in all material respects, in accordance with their terms and with all applicable provisions of ERISA, the Code and other Laws, except for non-compliance which has not had or could not reasonably be expected to have a Material Adverse Effect on the Company.
          (c) Except as set forth on Section 4.14(c) of the Company Disclosure Schedule, none of the Company Benefit Plans is subject to Title IV of ERISA or Sections 4063 or 4064 of ERISA. The Company Benefit Plans intended to qualify under Section 401 of the Code or other tax-favored treatment under applicable laws do so qualify, and nothing has occurred with respect to the operation of the Company Benefit Plans that could cause the loss of such qualification or tax-favored treatment, or the imposition of any liability, penalty or tax under ERISA or the Code, except for non-compliance which has not had or could not reasonably be expected to have a Material Adverse Effect on the Company. No Company Benefit Plan provides post-termination health, medical or life insurance benefits for current, former or retirement employees of the Company or any of its subsidiaries, except as required to avoid an excise Tax under Section 4980B of the Code or as otherwise required by any other applicable Law, or except as would not have or could not reasonably expect to have a Material Adverse Effect on the Company.
          (d) There are no pending or, to the knowledge of the Company, threatened actions, claims or lawsuits with respect to any Company Benefit Plan (other than routine benefit claims), nor does the Company have any knowledge of facts that could form the basis for any such claim or lawsuit, except for such actions, claims or lawsuits which, if adversely determined, could not reasonably be expected to have a Material Adverse Effect on the Company.
          (e) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereunder, either by themselves or in connection with any other event, will entitle any employee, officer or director of the Company or any of its subsidiaries to (i) accelerate the time of any payment, vesting of any payment or funding of compensation or benefits, except for the acceleration of vesting of outstanding stock options and restricted stock awards pursuant to the Company Option Plans and the distribution of all account balances under the Company’s Non-Qualified Deferred Compensation Plan, (ii) any increase in the amount payable under any Company Benefit Plan or any employment, severance, bonus or similar agreement, or (iii) any payment of any material amount that could individually or in combination with any other such payment constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code except as disclosed on Section 4.14(e) of the Company Disclosure Schedule.
          (f) There is no union organization activity involving any of the employees of the Company or its subsidiaries pending or, to the knowledge of the Company, threatened. There is no picketing pending or, to the knowledge of the Company, threatened, and there are no strikes, slowdowns, work stoppages, other material job actions, lockouts, arbitrations, material grievances or other material labor disputes involving any of the employees of the Company or its subsidiaries pending or, to the knowledge of the Company, threatened. With respect to all employees, the Company and each subsidiary is in material compliance with all laws, regulations and orders relating to the employment of labor, including all such Laws, regulations and orders relating to wages, hours, the WARN Act, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation, and the collection and payment of withholding and/or social security taxes and any similar tax, except such non-compliance as would not have or reasonably be expected to have a Material Adverse Effect. All independent contractors presently retained by the Company or its subsidiaries to provide any and all services are appropriately classified as such in accordance with applicable law, except such failures as would not have, or would not reasonably be expected to have, a Material Adverse Effect.
     Section 4.15 State Takeover Statutes. The Company has taken all action necessary to exempt the Merger, this Agreement, and transaction contemplated hereby from the provisions of Article 13 of the TBCA and such action is effective. No other state takeover, “moratorium”, “fair price”, “affiliate transaction” or similar statute or regulation under any applicable Law is applicable to the Merger or any of the transactions contemplated by this Agreement.
     Section 4.16 Opinion of Financial Advisors. The Board of Directors of the Company has received an oral opinion of Goldman Sachs & Co. and the special advisory committee of the Board of Directors of the Company has received the oral opinion of Lazard, to the effect that, as of the date of each such opinion and based upon and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration as provided in Section 3.01(b) payable to each holder of outstanding shares of Company Common Stock (other than shares cancelled pursuant to Section 3.01(b) hereof, shares held by affiliates of the Company, Dissenting Shares and the Rollover Shares), in the aggregate, is fair to the holders of the Company Common Stock from a financial point of view. The Company shall deliver executed copies of the written opinions received from Goldman Sachs & Co. and Lazard to the Parents promptly upon receipt thereof.
     Section 4.17 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company other than as provided in the letter of engagement by and between the Board of Directors of the Company and Goldman Sachs & Co. and the special advisory committee of the Board of Directors of the Company and Lazard

provided to the Parents prior to the date hereof, which such letters have not been amended or supplemented.
     Section 4.18 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, neither the Company nor any other person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to the Parents in connection with the transactions contemplated hereby. Neither the Company nor any other person will have or be subject to any liability or indemnification obligation to Mergerco, either Parent or any other person resulting from the distribution to the Parents, or the Parents’ use of, any such information, including any information, documents, projections, forecasts of other material made available to the Parents in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement, unless any such information is expressly included in a representation or warranty contained in this Article IV.
Article V. REPRESENTATIONS AND WARRANTIES OF THE PARENTS AND MERGERCO
     Except as disclosed in the separate disclosure schedule which has been delivered by the Parents to the Company prior to the execution of this Agreement (the “Mergerco Disclosure Schedule”) (provided that any information set forth in one Section of the Mergerco Disclosure Schedule will be deemed to apply to each other Section or subsection of this Agreement to the extent such disclosure is made in a way as to make its relevance to such other Section or subsection readily apparent), the Parents and Mergerco hereby jointly and severally represent and warrant to the Company as follows:
     Section 5.01 Organization and Qualification; Subsidiaries. Each Parent is a limited liability company duly organized, validly existing in good standing under the laws of its jurisdiction of organization and has the requisite limited liability company power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. Each Parent is duly qualified or licensed as a foreign limited liability company to do business, and, if applicable, is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary. Mergerco is a corporation duly organized, validly existing in good standing under the laws of its jurisdiction of organization and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such governmental approvals would not have, individually or in the aggregate, a Mergerco Material Adverse Effect. Mergerco is duly qualified or licensed as a foreign corporation to do business, and, if applicable, is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not have, individually or in the aggregate, a Mergerco Material Adverse Effect.
     Section 5.02 Certificate of Incorporation, Bylaws, and Other Organizational Documents. The Parents have made available to the Company a complete and correct copy of the certificate of incorporation, the bylaws (or equivalent organizational documents), and other operational documents, agreements or arrangements, each as amended to date, of Mergerco (collectively, the “Mergerco Organizational Documents”). The Mergerco Organizational Documents are in full force and effect. Neither Mergerco, nor to the knowledge of the Parents the other parties thereto, are in violation of any provision of the Mergerco Organizational Documents, as applicable, except as would not have, individually or in the aggregate, a Mergerco Material Adverse Effect.
     Section 5.03 Authority Relative to Agreement. The Parents and Mergerco have all necessary power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder and to consummate the Merger and the other transactions contemplated hereby, including the Financing by the Parents. The execution and delivery of this Agreement by the Parents and Mergerco and the consummation of the Merger by them and the other transactions contemplated hereby, including the Financing by the Parents, have been duly and validly authorized by all necessary limited liability company action on the part of the Parents and all corporate action of Mergerco, and no other corporate proceedings on the part of the Parents or Mergerco are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, including the Financing by the Parents (other than, with respect to the Merger, the filing of the Articles of Merger with the Secretary of State). This Agreement has been duly and validly executed and delivered by the Parents and Mergerco and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes a legal, valid and binding obligation of the Parents and Mergerco, enforceable against the Parents and Mergerco in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).
     Section 5.04 No Conflict; Required Filings and Consents.
          (a) The execution and delivery of this Agreement by the Parents and Mergerco do not, and the performance of this Agreement by the Parents and Mergerco will not and the consummation of the transactions contemplated hereby will not, (i) conflict with or violate the certificates of formation or limited liability company agreements (or equivalent organizational documents) of the Parents or the certificate of incorporation or bylaws (or equivalent organizational documents) of Mergerco; (ii) assuming the consents, approvals and authorizations specified in Section 5.04(b) have been received and the waiting periods referred to therein have expired, and any condition to the effectiveness of such consent, approval, authorization, or waiver has been satisfied, conflict with or violate any Law applicable to the Parents or Mergerco; or (iii) result in any breach of or constitute a default (with notice or lapse of time or both) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Parents or Mergerco pursuant to, any note, bond, mortgage, indenture or credit agreement, or any other contract, agreement, lease, license, permit, franchise or other instrument or obligation to which a Parent or Mergerco is a party or by which a Parent or Mergerco or any property or asset of a Parent or Mergerco is bound or affected, other than, in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences of the type referred to above which would not have, individually or in the aggregate, a Mergerco Material Adverse Effect.

          (b) The execution and delivery of this Agreement by the Parents and Mergerco does not, and the consummation by the Parents and Mergerco of the transactions contemplated by this Agreement, including the Financing, will not, require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Authority, except for applicable requirements of the Exchange Act, the Securities Act, Blue Sky Laws, the HSR Act, any applicable non-U.S. competition, antitrust or investment Laws, any filings, approvals or waivers of the FCC as may be required under the Communications Act and foreign communications, filing and recordation of appropriate merger documents as required by the Texas Acts, the DGCL and the rules of the NYSE, and except where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have, individually or in the aggregate, a Mergerco Material Adverse Effect.
     Section 5.05 FCC Matters. Section 5.05 of the Mergerco Disclosure Schedule sets forth each Attributable Interest. Subject to compliance with the Parents’ obligations under Section 6.05, (i) Mergerco is legally and financially qualified under the Communications Act to control the Company FCC Licenses; (ii) Mergerco is in compliance with Section 3.10(b) of the Communications Act and the FCC’s rules governing alien ownership; (iii) there are no facts or circumstances pertaining to Mergerco or any of its subsidiaries which, under the Communications Act would reasonably be expected to (x) result in the FCC’s refusal to grant the FCC Consent or otherwise disqualify Mergerco, or (y) materially delay obtaining the FCC Consent, or cause the FCC to impose a condition or conditions that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company; and (iv) no waiver of, or exemption from, any provision of the Communications Act or the rules, regulations and policies of the FCC is necessary to obtain the FCC Consent.
     Section 5.06 Absence of Litigation. There is no claim, action, proceeding, or investigation pending or, to the knowledge of the Parents, threatened against any of the Parents or Mergerco or any of their respective properties or assets at law or in equity, and there are no Orders before any arbitrator or Governmental Authority, in each case, as would have, individually or in the aggregate, a Mergerco Material Adverse Effect.
     Section 5.07 Available Funds.
          (a) Section 5.07(a) of Mergerco Disclosure Schedule sets forth true, accurate and complete copies, as of the date hereof, of executed commitment letters from the parties listed in Section 5.07(a) of the Mergerco Disclosure Schedule dated as of the date hereof (as the same may be amended, modified, supplemented, restated, superseded and replaced in accordance with Section 6.13(a), collectively, the “Debt Commitment Letters”), pursuant to which, and subject to the terms and conditions thereof, the lender parties thereto have committed to lend the amounts set forth therein for the purpose of funding the transactions contemplated by this Agreement (the “Debt Financing”). Section 5.07(a) of Mergerco Disclosure Schedule sets forth true, accurate and complete copies, as of the date hereof, of executed commitment letters (collectively, the “Equity Commitment Letters” and together with the Debt Commitment Letters, the “Financing Commitments”) pursuant to which the investors listed in Section 5.07(a) of the Mergerco Disclosure Schedule (the “Investors”) have committed to invest the cash amounts set forth therein subject to the terms therein (the “Equity Financing” and together with the Debt Financing, the “Financing”).

          (b) As of the date hereof, the Financing Commitments are in full force and effect and have not been withdrawn or terminated or otherwise amended or modified in any respect. As of the date hereof, each of the Financing Commitments, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of the Parents and to Parents’ knowledge, the other parties thereto. Except as set forth in the Financing Commitments, there are no (i) conditions precedent to the respective obligations of the Investors to fund the full amount of the Equity Financing; (ii) conditions precedent to the respective obligations of the lenders specified in the Debt Commitment Letter to fund the full amount of the Debt Financing; or (iii) contractual contingencies under any agreements, side letters or arrangements relating to the Financing Commitments to which either Parent or any of their respective affiliates is a party that would permit the lenders specified in the Debt Commitment Letters or the Investors providing the Equity Commitment Letters to reduce the total amount of the Financing (other than retranching or reallocating the Debt Financing in a manner that does not reduce the aggregate amount of the debt financing), or that would materially affect the availability of the Debt Financing or the Equity Financing. As of the date hereof, (A) no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Parents under any term or condition of the Financing Commitments, and (B) subject to the accuracy of the representations and warranties of the Company set forth in Article II hereof, and the satisfaction of the conditions set forth in Section 7.01 and Section 7.02 hereof, the Parents have no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Financing Commitments. The Parents have fully paid any and all commitment fees or other fees required by the Financing Commitments to be paid on or before the date of this Agreement. Subject to the terms and conditions of this Agreement and as of the date hereof, assuming the funding of the Financing in accordance with the terms and conditions of the Financing Commitments, the aggregate proceeds from the Financing constitute all of the financing required to be provided by the Parents or Mergerco for the consummation of the transactions contemplated hereby, and are sufficient for the satisfaction of all of the Parents’ and Mergerco’s obligations under this Agreement, including the payment of the Aggregate Merger Consideration and the payment of all associated costs and expenses (including any refinancing of indebtedness of Mergerco or the Company required in connection therewith).
          (c) From and after the date hereof, Mergerco, the Parents, any Investor and their respective affiliates shall not enter into any discussions, negotiations, arrangements, understanding or agreements with respect to the Equity Financing with those persons identified on Section 5.07(c) of the Company Disclosure Schedule.
     Section 5.08 Limited Guarantee. Concurrently with the execution of this Agreement, the Parents have delivered to the Company the Limited Guarantee of each of the Investors, dated as of the date hereof, with respect to certain matters on the terms specified therein.
     Section 5.09 Capitalization of Mergerco. As of the date of this Agreement, the authorized capital stock of Mergerco (the “Mergerco Shares”) will be held by the persons listed on Section 5.09 of Mergerco Disclosure Schedule. On the Closing Date, the Mergerco Shares will be held by the persons listed on Section 5.09 of the Mergerco Disclosure Schedule and any other Investor who has committed to invest in the Equity Financing pursuant to the provisions of Section 6.13 (each such Investor, a “New Equity Investor” and each such New Equity Investor’s equity commitment letter, a “New Equity Commitment Letter"). Other than as set forth on Section 5.09 of the Mergerco Disclosure Schedule, no person who holds shares of record or beneficially has an Attributable Interest in Mergerco. Except as provided in the Equity Commitment Letters or the New Equity Commitment Letters, if any, there are no outstanding options, warrants, rights, calls, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to the Mergerco Shares or any capital stock equivalent or other nominal interest in Mergerco (the “Mergerco Equity Interests”), pursuant to which Mergerco is or may become obligated to issue shares of its capital stock or other equity interests or any securities convertible into or exchangeable for, or evidencing the right to subscribe for any Mergerco Equity Interests. Except as provided in the Equity Commitment Letters or New Equity Commitment Letters, if any, there are no contracts or commitments to which Mergerco is a party relating to the issuance, sale or transfer of any equity securities or other securities of Mergerco. Mergerco was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.
     Section 5.10 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of Mergerco with respect to which the Company or any subsidiary is or could become liable for payment in full or in part, except in the event that the Company becomes obligated with respect to the payment of Mergerco’s Expenses pursuant to the terms of Section 8.02(a).
     Section 5.11 Information Supplied. None of the information supplied or to be supplied by the Parents for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the shareholders of the Company and at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
     Section 5.12 Solvency. As of the Effective Time, assuming (a) satisfaction of the conditions to the Parents’ and Mergerco’s obligation to consummate the Merger, (b) the accuracy of the representation and warranties of the Company set forth in Article IV hereof (for such purposes, such representations and warranties shall be true and correct in all material respects without giving effect to any knowledge, materiality or “Material Adverse Effect” qualification or exception), (c) any estimates, projections or forecasts have been prepared on good faith based upon reasonable assumptions, and (d) the Required Financial Information fairly presents the consolidated financial condition of the Company and its subsidiaries as at the end of the periods covered thereby and the consolidated results of operations of the Company and its subsidiaries for the periods covered thereby, then immediately after giving effect to all of the transactions contemplated by this Agreement, the Surviving Corporation will be solvent.
     Section 5.13 No Other Representations or Warranties. Except for the representations and warranties contained in this Article V, none of Mergerco, the Parents, or any other person on behalf of Mergerco or the Parents makes any express or implied representation or warranty with respect to Mergerco or with respect to any other information provided to the Company in connection with the transactions contemplated hereby. None of Mergerco, the Parents and any other person will have or be subject to any liability or indemnification obligation to the Company or any other person resulting from the distribution to the Company, or the Company’s use of, any such information unless any such information is expressly included in a representation or warranty contained in this ARTICLE V.
Article VI. COVENANTS AND AGREEMENTS
     Section 6.01 Conduct of Business by the Company Pending the Merger. The Company covenants and agrees that, between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.01, except (i) as may be required by Law; (ii) as may be agreed in writing by the Parents; (iii) as may be expressly permitted pursuant to, or required under, this Agreement; or (iv) as set forth in Section 6.01 of the Company Disclosure Schedule, the business of the Company and its subsidiaries shall be conducted in the ordinary course of business and in a manner consistent with past practice in all material respects; and the Company and its subsidiaries shall use commercially reasonable efforts to preserve substantially intact the Company’s business organization (except as otherwise contemplated by this Section 6.01) and retain the employment of the Senior Executives; provided, however, that no action by the Company or its subsidiaries with respect to matters specifically addressed by any provision of this Section 6.01 shall be deemed a breach of this sentence unless such action would constitute a breach of such specific provision. Furthermore, the Company agrees with the Parents and Mergerco that, except as set forth in Section 6.01 of the Company Disclosure Schedule or as may be consented to in writing by the Parents, the Company shall not, and shall not permit any subsidiary to:
          (a) amend or otherwise change the Articles of Incorporation or Bylaws of the Company or such equivalent organizational documents of any of the subsidiaries;
          (b) except for transactions between the Company and its subsidiaries, or among the Company’s subsidiaries, or as otherwise permitted in Section 6.01 of this Agreement, issue, sell, pledge, dispose, encumber or grant any Equity Securities or Convertible Securities of the Company or its subsidiaries; provided, however, that (i) the Company may issue shares upon exercise of any Company Option or other Convertible Security outstanding as of the date hereof, other agreement existing as of the date hereof, or as may be granted after the date hereof in accordance with this Section 6.01, (ii) the Company may issue shares of Company Common Stock pursuant to the Company ESPP in accordance with this Section 6.01 and (iii) any other agreement existing as of the date hereof;
          (c) acquire, except in respect of any mergers, consolidations, business combinations among the Company and its subsidiaries or among the Company’s subsidiaries (including by merger, consolidation, or acquisition of stock or assets), any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets in connection with acquisitions or investments with a purchase price in excess of $150,000,000 in the aggregate; provided, that without the Parents’ consent, which such consent shall not be unreasonably withheld, the Company and its subsidiaries shall not acquire or make any investment (or agree to acquire or to make any investment) in any entity that holds, or has an attributable interest in, any license, authorization, permit or approval issued by the FCC; provided that it shall be deemed reasonable by the Parents to withhold consent for an acquisition or investment that would be reasonably likely to delay, impede or prevent receipt of the FCC Consent;
          (d) adjust, recapitalize, reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any Equity Securities or Convertible Securities (other than the acquisition of Equity Securities or Convertible Securities originally issued pursuant to the terms of the Company Benefit Plan in connection with a cashless exercise or as contemplated by Section 6.01 hereof) tendered by employees or former employees;
          (e) other than with respect to the payment by the Company of a regular quarterly dividend, as and when normally paid, not to exceed $0.1875 per share, declare, set aside for payment or pay any dividend payable in cash, property or stock on, or make any other distribution in respect of, any shares of its capital stock or otherwise make any payments to its shareholders in their capacity as such (other than dividends by a direct or indirect majority-owned subsidiary of the Company to its parent);
          (f) create, incur or assume any indebtedness for borrowed money, issue any note, bond or other security or guarantee any indebtedness for any person (other than a subsidiary) except for indebtedness: (i) incurred under the Company’s or a subsidiary’s existing credit facilities or incurred to replace, renew, extend, refinance or refund any existing indebtedness in the ordinary course of business consistent with past practice, not in excess of the existing credit limits, provided that no syndication, placement or other marketing efforts in connection with the replacement, renewal, extension or refinancing of any existing indebtedness shall be conducted or be announced during the Marketing Period and during the period commencing twenty (20) business days immediately prior to the Marketing Period; (ii) for borrowed money incurred pursuant to agreements in effect prior to the execution of this Agreement; (iii) as otherwise required in the ordinary course of business consistent with past practice; or (iv) other than as permitted pursuant to this Section 6.01, in an aggregate principal amount not to exceed $250,000,000; provided that, notwithstanding the foregoing, in no event shall: (x) the Company redeem, repurchase, prepay, defease, cancel or otherwise acquire any notes maturing on or after January 1, 2009; (y) the Company or any subsidiary create, incur or assume any indebtedness that can not be prepaid at any time without penalty or premium (other than customary LIBOR “breakage” costs); or (z) create, incur or assume any indebtedness that would interfere with, hinder or prevent the Parents from being able to consummate the Financing Commitments in effect as of the date hereof;
          (g) make any material change to its methods of accounting in effect at December 31, 2005, except (i) as required by GAAP, Regulation S-X of the Exchange Act or as required by a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization); (ii) as required by a change in applicable Law; or (iii) as disclosed in the Company SEC Documents filed prior to the date hereof;
          (h) without the consent of the Parents, adopt or enter into a plan of restructuring, recapitalization or other reorganization (other than the Merger and other than transactions exclusively between the Company and its subsidiaries or between the Company’s subsidiaries, in which case, the Parents’ consent will not be unreasonably withheld or delayed);
          (i) except for (i) transactions among the Company and its subsidiaries, (ii) as provided for in Section 6.01(i) of the Company Disclosure Schedule, and (iii) pursuant to contracts in force on the date of this Agreement and listed in Section 6.01(i) of the Company Disclosure Schedule, sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any Lien (other than Permitted Liens) or otherwise dispose of any asset or any portion of its properties or assets with a sale price in excess of $50,000,000;
          (j) except (a) as required by Law or the Treasury Regulations promulgated under the Code, or (b) as would not result in the incurrence of a material amount of additional taxes, or (c) as otherwise is in the ordinary course of business and in a manner consistent with past practice, (i) make any material change (or file any such change) in any method of Tax accounting or any annual Tax accounting period; (ii) make, change or rescind any material Tax election; (iii) participate in any settlement negotiations concerning United States federal income Taxes in respect of the 2003 or subsequent tax year without giving one representative designated by the Parents the opportunity to monitor such audit and providing monthly updates to the Parents in respect of any significant developments regarding such 2003 or subsequent tax years; (iv) settle or compromise any material Tax liability, audit claim or assessment; (v) surrender any right to claim for a material Tax refund; (vi) file any amended Tax Return involving a material amount of additional Taxes; (vii) enter into any closing agreement relating to material Taxes; or (viii) waive or extend the statute of limitations in respect of material Taxes other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business;
          (k) grant, confer or award Convertible Securities or other rights to acquire any of its or its subsidiaries’ capital stock or take any action to cause to be exercisable any otherwise unexercisable option under any Company Option Plan (except as otherwise provided by the terms of any unexercisable options outstanding on the date hereof), except (i) as may be required under any bonus or incentive plans existing prior to the date hereof or entered into after the date hereof in accordance with this Section 6.01 and employment agreements executed prior to the date hereof or entered into after the date hereof in accordance with this Section 6.01; and (ii) for customary grants of Equity Securities and Convertible Securities made to employees at fair market value, as determined by the Board of Directors of the Company; provided that with respect to subsections (i) and (ii) hereof, the number of shares of Company Common Stock subject to such Equity Securities or Convertible Securities shall not exceed 0.25% of the outstanding shares of Company Common Stock as of the close of business on November 10, 2006;
          (l) except as required pursuant to existing written agreements or existing Company Benefit Plans in effect as of the date hereof, or as permitted by this Section 6.01 or as disclosed in Section 6.01(l) of the Company Disclosure Schedule, or as otherwise required by Law, (i) increase the compensation or other benefits payable or to become payable to (x) current or former directors (including Lowry Mays, Mark Mays, and Randall Mays in their capacities as executive officers of the Company); (y) any other Senior Executives of the Company by an amount exceeding the amount set forth on Section 6.01(l) of the Company Disclosure Schedule, or (z) other employees except in the ordinary course of business consistent with past practices (ii) grant any severance or termination pay to, or enter into any severance agreement with any current or former director, executive officer or employee of the Company or any of its subsidiaries, except as are required in accordance with any Company Benefit Plan and in the case of employees other than the Senior Executives, other than in the ordinary course of business consistent with past practice, (iii) enter into any employment agreement with any director, executive officer or employee of the Company or any of its subsidiaries, except (A) employment agreements to the extent necessary to replace a departing executive officer or employee upon substantially similar terms, (B) employment agreements with on-air talent, (C) new employment agreements entered into in the ordinary course of business providing for compensation not in excess of $250,000 annually and with a term of no more than two (2) years, or (D) extension of employment agreements other than agreements with the Senior Executives in the ordinary course of business consistent with past practice (iv) adopt, approve, ratify, enter into or amend any collective bargaining agreement, side letter, memorandum of understanding or similar agreement with any labor union, except, in each case, as would not result in a material increase to the Company in the cost of maintaining such collective bargaining agreement, plan, trust, fund, policy or arrangement or (v) adopt, amend or terminate any Company Benefit Plan (except as otherwise specifically provided in this Section 6.01(l) or as required by applicable law), retention, change in control, profit sharing, or severance plan or contract for the benefit of any of their current or former directors, officers, or employees or any of their beneficiaries, except for any amendment to comply with Section 409(A) of the Code;
          (m) make any capital expenditure or expenditures which is in excess of $50,000,000 individually or $100,000,000 in the aggregate, except for any such capital expenditures in aggregate amounts consistent with past practice or as required pursuant to new contracts entered into in the ordinary course of business;
          (n) make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance (other than travel and similar advances to its employees in the ordinary course of business consistent with past practice) to, any person in excess of $25,000,000 in the aggregate for all such investments, loans or advances, other than an investment in, or loan or advance to a subsidiary; provided, however, that (other than travel and similar advances in the ordinary course of business) the Company shall not make any loans or advances to any Senior Executives;
          (o) settle or compromise any material claim, suit, action, arbitration or other proceeding whether administrative, civil or criminal, in law or in equity, provided that the Company may settle or compromise any such claim that is not related to this Agreement or the transactions contemplated hereby that do not exceed $10,000,000 individually or $30,000,000, in the aggregate and do not impose any material restriction on the business or operations of the Company or its subsidiaries;
          (p) except with respect to any Permitted Divestitures, without the Parents’ consent, which consent may not be unreasonably withheld, delayed or conditioned, enter into any LMA in respect of the programming of any radio or television broadcast station or contract for the acquisition or sale of any radio broadcast station, television broadcast station or daily newspaper (by merger, purchase or sale of stock or assets or otherwise) or of any equity or debt interest in any person that directly or indirectly has an attributable interest in any radio broadcast station, television broadcast station or daily newspaper; provided, that it shall be deemed reasonable for the Parents to withhold consent for any such LMA or acquisition that would be reasonably likely to delay, impede or prevent receipt of the FCC Consent;
          (q) make any amendment or modification to, or give any consent or grant any waiver under, that certain Master Agreement, dated as of November 16, 2005, by and between the Company and Outdoor Holdings (the “Master Agreement"), to permit Outdoor Holdings to issue capital stock, option or other security, consolidate or merge with another person, declare or pay any dividend, sell or encumber any of its assets, amend, modify, cancel, forgive or assign any intercompany notes or amend, terminate or modify the Master Agreement or the Corporate Services Agreement between Clear Channel Management Services, L.P. and Outdoor Holdings, dated November 16, 2005;
          (r) enter into any transaction, agreement, arrangement or understanding between (i) the Company or any of its subsidiaries, on the one hand, and (ii) any affiliate of the Company (other than its subsidiaries) on the other hand, of the type that would be required to be disclosed under Item 404 of Regulation S-K that involves more than $100,000, except for (a) in the ordinary course of business consistent with the practices disclosed in the SEC Documents; and (b) the grant of Equity Securities or Convertible Securities permitted by this Agreement under Company Option Plans and (c) compensatory payments as provided for in the Company’s bonus or incentive plans adopted by the Compensation Committee of the Board of Directors of the Company or the Board of Directors of the Company prior to the date hereof;
          (s) adopt any takeover defenses or take any action to render any state takeover statutes inapplicable to any transaction other than the transactions contemplated by this Agreement; or
          (t) authorize or enter into any written agreement or otherwise make any commitment to do any of the foregoing.
     Section 6.02 FCC Matters. During the period from the date of this Agreement to the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.01, the Company shall, and shall cause each of its Material Subsidiaries to: (i) use reasonable best efforts to comply with all material requirements of the FCC applicable to the operation of the Company Stations; (ii) promptly deliver to the Parents copies of any material reports or applications filed with the FCC; (iii) promptly notify the Parents of any inquiry, investigation or proceeding initiated by the FCC relating to the Company Stations which, if determined adversely to the Company, would be reasonably likely to have, in the aggregate, a Material Adverse Effect on the Company; and (iv) not make or revoke any election with the FCC if such election or revocation would have, in the aggregate, a Material Adverse Effect on the Company.
     Section 6.03 Proxy Statement.
          (a) Covenants of the Company with Respect to the Proxy Statement. Within thirty (30) days following the date of this Agreement, subject to Section 6.07 hereof, the Company shall prepare and shall cause to be filed with the SEC a proxy statement (together with any amendments thereof or supplements thereto, the “Proxy Statement”) relating to the meeting of the Company’s shareholders to be held to consider the adoption and approval of this Agreement and the Merger. The Company shall include, except to the extent provided in Section 6.07, the text of this Agreement and the recommendation of the Board of Directors of the Company that the Company’s shareholders approve and adopt this Agreement. The Company shall use reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC with respect to the Proxy Statement. The Company shall promptly notify the Parents upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement, shall consult with the Parents prior to responding to any such comments or request or filing any amendment or supplement to the Proxy Statement and shall provide the Parents with copies of all correspondence between the Company and its Representatives on the one hand and the SEC and its staff on the other hand. None of the information with respect to the Company or its subsidiaries to be included in the Proxy Statement will, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement will comply in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder.
          (b) Covenants of the Parents with Respect to the Proxy Statement. None of the information with respect to the Parents, Mergerco or their respective subsidiaries specifically provided in writing by the Parents or any person authorized to act on their behalf for inclusion in the Proxy Statement will, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
          (c) Cooperation. The Company and the Parents shall cooperate and consult with each other in preparation of the Proxy Statement. Without limiting the generality of the foregoing, the Parents will furnish to the Company the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement. Notwithstanding anything to the contrary stated above, prior to filing and mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the party responsible for filing or mailing such document shall provide the other party an opportunity to review and comment on such document or response and shall discuss with the other party and include in such document or response, comments reasonably and promptly proposed by the other party.
          (d) Mailing of Proxy Statement; Amendments. Within five (5) days after the Proxy Statement has been cleared by the SEC, the Company shall mail the Proxy Statement to the holders of Company Common Stock as of the record date established for the Shareholders’ Meeting. If at any time prior to the Effective Time any event or circumstance relating to the Company, the Parents or Mergerco or any of the Company’s subsidiaries or the Parents’ or Mergerco’s subsidiaries, or their respective officers or directors, should be discovered by the

Company or the Parents, respectively, which, pursuant to the Securities Act or Exchange Act, should be set forth in an amendment or a supplement to the Proxy Statement so that the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, such party shall promptly inform the other. Each of the Parents and the Company agree to correct any information provided by it for use in the Proxy Statement which shall have become false or misleading (determined in accordance with Rule 14a-9(a) of the Exchange Act). All documents that each of the Company and the Parents is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the NYSE.
     Section 6.04 Shareholders’ Meeting. Unless this Agreement has been terminated pursuant to Section 8.01, the Company shall, promptly after the SEC indicates that it has no further comments on the Proxy Statement, establish a record date for, duly call, give notice of, convene and hold a meeting of its shareholders within forty-five (45) days of the mailing of such Proxy Statement, for the purpose of voting upon the adoption of this Agreement and approval of the Merger (the “Shareholders’ Meeting”), and the Company shall hold the Shareholders’ Meeting. The Company shall recommend to its shareholders the adoption of this Agreement and approval of the Merger in the Proxy Statement and at the Shareholders’ Meeting (the “Company Recommendation”); provided, however, that the Company shall not be obligated to recommend to its shareholders the adoption of this Agreement or approval of the Merger at its Shareholders’ Meeting to the extent that the Board of Directors of the Company makes a Change of Recommendation pursuant to the provisions of Section 6.07. Unless the Company makes a Change of Recommendation, the Company will use commercially reasonable efforts to solicit from its shareholders proxies in favor of the adoption and approval of this Agreement and the Merger and will take all other action necessary or advisable to secure the vote or consent of its shareholders required by the rules of the NYSE or the applicable Law to obtain such approvals. The Company shall keep the Parents updated with respect to proxy solicitation results as reasonably requested by the Parents.
Section 6.05 Appropriate Action; Consents; Filings.
          (a) Subject to the terms of this Agreement, the parties hereto will use their respective reasonable best efforts to consummate and make effective the transactions contemplated hereby and to cause the conditions to the Merger set forth in Article VII to be satisfied, including (i) in the case of the Parents, the obtaining of all necessary approvals under any applicable communication Laws required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, including any obligations of the Parents in accordance with Section 6.05(b); (ii) the obtaining of all necessary actions or non-actions, consents and approvals from Governmental Authorities or other persons necessary in connection with the consummation of the transactions contemplated by this Agreement and the making of all necessary registrations and filings (including filings with Governmental Authorities if any) and the taking of all reasonable steps as may be necessary to obtain an approval from, or to avoid an action or proceeding by, any Governmental Authority or other persons necessary in connection with the consummation of the transactions contemplated by this Agreement; (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this

Agreement or the consummation of the transactions performed or consummated by such party in accordance with the terms of this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed; and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger and other transactions to be performed or consummated by such party in accordance with the terms of this Agreement and to fully carry out the purposes of this Agreement. Each of the parties hereto shall promptly (in no event later than fifteen (15) business days following the date that this Agreement is executed) make its respective filings, and thereafter make any other required submissions under the HSR Act and any applicable non-U.S. competition or antitrust Laws with respect to the transactions contemplated hereby. The Parents and the Company shall cooperate to prepare such applications as may be necessary for submission to the FCC in order to obtain the FCC Consent (the “FCC Applications”) and shall promptly (in no event later than thirty (30) business days following the date that this Agreement is executed) file such FCC Applications with the FCC. Said FCC Applications shall specify that Mergerco, or any person having an attributable ownership interest in Mergerco as defined for purposes of applying the FCC Media Ownership Rules (“Attributable Investor”), shall render non-attributable all interests in any assets or businesses which would conflict with the FCC Media Ownership Rules (including, without limitation, the equity debt plus rules) if such interests were held by Mergerco or any Attributable Investor following the Effective Time, including, without limitation, any such interest that Mergerco or any Attributable Investor is or may become obligated to acquire (the “Attributable Interest”). The Parents shall, and the Parents shall cause each Attributable Investor to, (i) render non-attributable under the FCC Media Ownership Rules each Attributable Interest, and (ii) not acquire or enter into any agreement to acquire any Attributable Interest, and not permit to exist any interest that conflicts with the FCC’s alien ownership rules. The action required by clause (i) above shall be completed not later than the Effective Time. The parties shall diligently take, or cooperate in the taking of, all necessary, desirable and proper actions, and provide any additional information, reasonably required or requested by the FCC. Each of the Parents and the Company will keep the other informed of any material communications (including any meeting, conference or telephonic call) and will provide the other copies of all correspondence between it (or its advisors) and the FCC and each of the Parents and the Company will permit the other to review any material communication relating to the FCC Applications to be given by it to the FCC. Each of the Parents and the Company shall notify the other in the event it becomes aware of any other facts, actions, communications or occurrences that might directly or indirectly affect the Parents’ or the Company’s intent or ability to effect prompt FCC approval of the FCC Applications. The Parents and the Company shall oppose any petitions to deny or other objections filed with respect to the FCC Applications and any requests for reconsideration or judicial review of the FCC Consent. Each of the Parents and the Company agrees not to, and shall not permit any of their respective subsidiaries to, take any action that would reasonably be expected to materially delay, materially impede or prevent receipt of the FCC Consent. The fees required by the FCC for the filing of the FCC Applications shall be borne one-half by the Parents (on behalf of Mergerco) and one-half by the Company
          (b) The Parents agree to take promptly any and all steps necessary to avoid or eliminate each and every impediment and obtain all consents under any antitrust, competition or communications or broadcast Law (including the FCC Media Ownership Rules) that may be required by any U.S. federal, state or local or any applicable non-U.S. antitrust or competition Governmental Authority, or by the FCC or similar Governmental Authority, in each case with competent jurisdiction, so as to enable the parties to close the transactions contemplated by this Agreement as promptly as practicable, including committing to or effecting, by consent decree, hold separate orders, trust, or otherwise, the Divestiture of such assets or businesses as are required to be divested in order to obtain the FCC Consent, or to avoid the entry of, or to effect the dissolution of or vacate or lift, any Order, that would otherwise have the effect of preventing or materially delaying the consummation of the Merger and the other transactions contemplated by this Agreement. Notwithstanding anything to the contrary in this Section 6.05, if the FTC or the Antitrust Division of the United States Department of Justice has not granted the necessary approvals under the HSR Act of the date that is nine (9) months following the date hereof, then, if the respective antitrust counsel to the Company and the Parents, in consultation with each other and in the exercise of their professional judgment, jointly determine that a Divestiture (as defined below) is required to obtain the necessary approvals under the HSR Act, they shall provide written notice of such determination to the Parents and the Company (the “Divestiture Notice”). Upon receipt of the Divestiture Notice, the Parents shall promptly, and in any event within twelve (12) months, implement or cause to be implemented a Divestiture. For purposes of this Agreement, a “Divestiture” of any asset or business shall mean (i) any sale, transfer, separate holding, divestiture or other disposition, or any prohibition of, or any limitation on, the acquisition, ownership, operation, effective control or exercise of full rights of ownership, of such asset; or (ii) the termination or amendment of any existing or contemplated Mergerco’s or Company’s governance structure or contemplated Mergerco’s or Company’s contractual or governance rights. Further, and for the avoidance of doubt, the Parents will take any and all actions necessary in order to ensure that (x) no requirement for any non-action, consent or approval of the FTC, the Antitrust Division of the United States Department of Justice, any authority enforcing applicable antitrust, competition, communications Laws, any State Attorney General or other governmental authority, (y) no decree, judgment, injunction, temporary restraining order or any other order in any suit or proceeding, and (z) no other matter relating to any antitrust or competition Law or any communications Law, would preclude consummation of the Merger by the Termination Date.
          (c) Each of the Parents and the Company shall give (or shall cause its respective subsidiaries to give) any notices to third parties, and the Parents and the Company shall use, and cause each of its subsidiaries to use, its reasonable best efforts to obtain any third party consents not covered by paragraphs (a) and (b) above, necessary, proper or advisable to consummate the Merger. Each of the parties hereto will furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Authority, including immediately informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Authority with respect to this Agreement.
          (d) In order to avoid disruption or delay in the processing of the FCC Applications, the Parents and the Company agree, as part of the FCC Applications, to request that the FCC apply its policy permitting license assignments and transfers in transactions involving multiple markets to proceed, notwithstanding the pendency of one or more license renewal applications. The Parents and the Company agree to make such representations and undertakings as necessary or appropriate to invoke such policy, including undertakings to assume the position of applicant with respect to any pending license renewal applications, and to assume the risks relating to such applications. The Parents and the Company acknowledge that license renewal applications (each, a “Renewal Application”) may be pending before the FCC with respect to the Company Stations (each, a “Renewal Station”). To the extent reasonably necessary to expedite grant of a Renewal Application, and thereby facilitate grant of the FCC Applications, the Parents and the Company shall enter into tolling agreements with the FCC with respect to the relevant Renewal Application as necessary or appropriate to extend the statute of limitations for the FCC to determine or impose a forfeiture penalty against such Renewal Station in connection with any pending complaints, investigations, letters of inquiry, or other proceedings, including, but not limited to, complaints that such Renewal Station aired programming that contained obscene, indecent or profane material (a “Tolling Agreement”). The Parents and the Company shall consult in good faith with each other prior to entering into any such Tolling Agreement. Section 6.05(d) of the Company Disclosure Schedule sets forth all main radio and television stations owned by the Company with Renewal Applications pending as of the date of this Agreement.
     Section 6.06 Access to Information; Confidentiality.
          (a) From the date hereof to the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.01, except as otherwise prohibited by applicable Law or the terms of any contract entered into prior to the date hereof or as would reasonably be expected to violate or result in a loss or impairment of any attorney-client or work product privilege (it being understood that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that does not result in such violation, loss or impairment), the Company shall and shall cause each of its subsidiaries to (i) provide to the Parents (and their respective officers, directors, employees, accountants, consultants, legal counsel, permitted financing sources, agents and other representatives (collectively, the “Representatives”)) reasonable access during normal business hours to the Company’s and Material Subsidiaries’ officers, employees, offices and other facilities, properties, books, contracts and records and other information as the Parents may reasonably request regarding the business, assets, liabilities, employees and other aspects of the Company and its subsidiaries; (ii) permit the Parents to make copies and inspections thereof as the Parents may reasonably request; and (iii) furnish promptly to the Parents such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of the Company and its subsidiaries as the Parents or their respective Representatives may reasonably request. In addition, during such period, the Company shall provide the Parents and their respective Representatives copies of the unaudited monthly consolidated balance sheet of the Company for the month then ended and related statements of earnings, and cash flows in the form and promptly following such time as they are provided or made available to the Senior Executives.
          (b) The parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreements.
     Section 6.07 No Solicitation of Competing Proposal.

          (a) Notwithstanding any other provision of this Agreement to the contrary, commencing on the date of this Agreement and continuing until 11:59 p.m., Eastern Standard Time, on December 7, 2006 (the “No-Shop Period Start Date”), the Company and its subsidiaries and their respective Representatives shall have the right to directly or indirectly (i) initiate, solicit and encourage Competing Proposals from third parties, including by way of providing access to non-public information to such third parties in connection therewith; provided, that the Company shall enter into confidentiality agreements with any such third parties and shall promptly provide to the Parents any material non-public information concerning the Company or its subsidiaries that is provided to any such third party which has not been previously provided to the Parents; and (ii) participate in discussions or negotiations regarding, and take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, a Competing Proposal. On the No-Shop Period Start Date, the Company shall advise the Parents orally and in writing of the number and identities of the parties making a bona fide written Competing Proposal that the Board of Directors of the Company or any committee thereof believes in good faith after consultation with the Company’s outside legal and financial advisor of nationally recognized reputation, that such Competing Proposal constitutes or could reasonably be expected to lead to a Superior Proposal (any such proposal, an “Excluded Competing Proposal”) and provide to the Parents (within two (2) calendar days) written notice which notice shall specify the material terms and conditions of any such Excluded Competing Proposal (including the identity of the party making such Excluded Competing Proposal).
          (b) Except as may relate to any person from whom the Company has received, after the date hereof and prior to the No-Shop Period Start Date, an Excluded Competing Proposal, commencing on the No-Shop-Period Start Date (and with respect to any persons from whom the Company has received, after the date hereof and prior to the No-Shop Period Start Date, an Excluded Competing Proposal commencing on January 5, 2007) the Company shall, and the Company shall cause its subsidiaries and Representatives (including financial advisors) to, (i) immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted heretofore by the Company, its subsidiaries or any Representatives with respect to any actual or potential Competing Proposal, and (ii) with respect to parties with whom discussions or negotiations have been terminated on, prior to or subsequent to the date hereof, the Company shall use its reasonable best efforts to obtain the return or the destruction of, in accordance with the terms of the applicable confidentiality agreement, and confidential information previously furnished by the Company, its subsidiaries or its Representatives. From and after the No-Shop Period Start Date until and with respect to any Excluded Competing Proposal from and after January 5, 2007) the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.01, and except as otherwise specifically provided for in this Section 6.07, the Company agrees that neither it nor any subsidiary shall, and that it shall use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly: (i) initiate, solicit, or knowingly facilitate or encourage the submission of any inquiries proposals or offers with respect to a Competing Proposal (including by way of furnishing information); (ii) participate in any negotiations regarding, or furnish to any person any information in connection with, any Competing Proposal; (iii) engage in discussions with any person with respect to any Competing Proposal; (iv) approve or recommend any Competing Proposal; (v) enter into any letter of intent or similar document or any agreement or commitment providing for any Competing Proposal; or

(vi) otherwise cooperate with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any person (other than the Parents or their representatives) with respect to, or which would reasonably be expected to result in, a Competing Proposal; or (vii) exempt any person from the restrictions contained in any state takeover or similar laws or otherwise cause such restrictions not to apply to any person or to any Competing Proposal.
          (c) Notwithstanding the limitations set forth in Section 6.07(b), from the date hereof and prior to the receipt of Requisite Shareholder Approval, if the Company receives any written Competing Proposal which the Board of Directors of the Company believes in good faith to be bona fide and did not result from a breach of Section 6.07(b), (i) which the Board of Directors of the Company determines, after consultation with outside counsel and financial advisors, constitutes a Superior Proposal; or (ii) which the Board of Directors of the Company determines in good faith after consultation with the Company’s outside legal and financial advisors could reasonably be expected to result, after the taking of any of the actions referred to in either of clause (x) or (y) below, in a Superior Proposal, the Company may, subject to compliance with Section 6.07(h), take the following actions: (x) furnish information to the third party making such Competing Proposal, provided the Company receives from the third party an executed confidentiality agreement (the terms of which are substantially similar to, and no less favorable to the Company, in the aggregate, than those contained in the Confidentiality Agreements) and (y) engage in discussions or negotiations with the third party with respect to the Competing Proposal; provided, however, that the Company shall promptly provide the Parents any non-public information concerning the Company or any of its subsidiaries that is provided to the third party making such Competing Proposal or its Representatives which was not previously provided to the Parents.
          (d) Neither the Board of Directors of the Company nor any committee thereof shall (i) change, qualify, withdraw or modify in any manner adverse to the Parents or Mergerco, or publicly propose to change, qualify, withdraw or modify in a manner adverse to the Parents or Mergerco, the Company Recommendation or the approval or declaration of advisability by such Board of Directors of the Company, or any Committee thereof, of this Agreement and the transactions contemplated hereby, including the Merger or (ii) take any other action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or otherwise take any action inconsistent with the Company Recommendation (a “Change of Recommendation”).
          (e) Notwithstanding anything in this Agreement to the contrary, if, at any time prior to obtaining the Requisite Shareholder Approval, the Company receives a Competing Proposal which the Board of Directors of the Company concludes in good faith, after consulting with outside counsel and financial advisors, constitutes a Superior Proposal, the Board of Directors of the Company may (x) effect a Change of Recommendation and/or (y) terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal if the Board of Directors of the Company determines in good faith, after consultation with outside counsel and its financial advisor, that failure to take such action could reasonably be expected to violate its fiduciary duties under applicable Law; provided, however that the Company shall not terminate this Agreement pursuant to the foregoing clause (y), and any purported termination pursuant to the foregoing clause (y) shall be void and of no force or effect, unless concurrently with such termination the Company pays the Company Termination Fee payable pursuant to

Section 8.02(a); and provided, further, that the Board of Directors of the Company may not effect a Change of Recommendation pursuant to the foregoing clause (x) or terminate this Agreement pursuant to the foregoing clause (y) in response to a Superior Proposal unless (i) the Company shall have provided prior written notice to the Parents, at least five (5) business days in advance (the “Notice Period”), of its intention to effect a Change of Recommendation in response to such Superior Proposal or terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal) and shall have contemporaneously provided a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and other material documents and (ii) the Board of Directors of the Company shall have determined in good faith, after consultation with outside counsel, that the failure to make a Change of Recommendation in connection with the Superior Proposal could be reasonably likely to violate the Company’s Board of Directors’ fiduciary duties under applicable Law, and (iii) the Company shall have promptly notified the Parents in writing of the determinations described in clause (ii) above, and (iv) following the expiration of the Notice Period, and taking into account any revised proposal made by the Parents since commencement of the Notice Period, the Board of Directors of the Company has determined in good faith, after consultation with outside legal counsel, that such Superior Proposal remains a Superior Proposal; provided, however, that during such Notice Period the Company shall in good faith negotiate with the Parents, to the extent the Parents wish to negotiate, to enable the Parents to make such proposed changes to the terms of this Agreement, provided, further, that in the event of any material change to the material terms of such Superior Proposal, the Board of Directors of the Company shall, in each case deliver to the Parents an additional notice, and the Notice Period shall recommence; (v) the Company is in compliance, in all material respects, with Section 6.07, and (vi) with respect to a termination of this Agreement pursuant to the foregoing clause (y), the Company concurrently pays the Company Termination Fee pursuant to Section 8.02(a).
          (f) The Company promptly (and in any event within two (2) calendar days) shall advise the Parents orally and in writing of any Competing Proposal or any inquiry, proposal or offer, request for information or request for discussions or negotiations with respect to or that would reasonably be expected to lead to any Competing Proposal, the identity of the person making any such Competing Proposal, or inquiry, proposal, offer or request and shall provide the Parents with a copy (if in writing) and summary of the material terms of any such Competing Proposal or such inquiry, proposal or request. The Company shall keep the Parents informed of the status (including any change to the terms thereof) of any such Competing Proposal or inquiry, proposal or request. The Company agrees that it shall not and shall cause the Company’s subsidiaries not to enter into any confidentiality agreement or other agreement with any person subsequent to the date of this Agreement which prohibits the Company from providing such information to the Parents. The Company agrees that neither it nor any of its subsidiaries shall terminate, waive, amend or modify any provision or any existing standstill or confidentiality agreement to which it or any of its subsidiaries is a party and that it and its subsidiaries shall enforce the provisions of any such agreement, unless failure by the Board of Directors of the Company to take such action could reasonably be expected to violate its fiduciary duties under applicable Law.

          (g) Nothing contained in this Agreement shall prohibit the Company or the Board of Directors of the Company from (i) disclosing to the Company’s shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; or (ii) making any disclosure to its shareholders if the Board of Directors of the Company has reasonably determined in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with any applicable state or federal securities Law; provided any such disclosure (other than a “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Change of Recommendation unless the Board of Directors of the Company publicly reaffirms at least two (2) business days after a request by the Parents to do so its recommendation in favor of the adoption of this Agreement.
          (h) As used in this Agreement, “Competing Proposal” shall mean any proposal or offer (including any proposal from or to the Company’s shareholders from any person or “group” (as defined in Section 13(d) of the Exchange Act) other than the Parents, Mergerco and their respective subsidiaries relating to: (i) any direct or indirect acquisition or purchase, in any single transaction or series of related transactions, by any such person or group acting in concert, of 15% or more of the fair market value of the assets, issued and outstanding Company Common Stock or other ownership interests of the Company and its consolidated subsidiaries, taken as a whole, or to which 15% or more of the Company’s and its subsidiaries net revenues or earnings on a consolidated basis are attributable; (ii) any tender offer or exchange offer (including through the filing with the SEC of a Schedule TO), as defined pursuant to the Exchange Act, that if consummated, would result in any person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 15% or more of the Company Common Stock; or (iii) any merger, consolidation, business combination, recapitalization, issuance of or amendment to the terms of outstanding stock or other securities, liquidation, dissolution or other similar transaction involving the Company as a result of which any person or group acting in concert would acquire assets, securities or businesses described in clause (i) above.
          (i) As used in this agreement, “Superior Proposal” shall mean any bona fide written offer or proposal made by a third party (including any shareholder of the Company) to acquire (when combined with such party’s ownership of securities of the Company held immediately prior to such offer or proposal) greater than 50% of the issued and outstanding Company Common Stock or all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, pursuant to a tender or exchange offer, a merger, a consolidation, a liquidation or dissolution, a recapitalization, an issuance of securities by the Company, a sale of all or substantially all the Company’s assets or otherwise, on terms which are not subject to a financing contingency and which the Board of Directors of the Company determines in good faith, after consultation with the Company’s financial and legal advisors and consideration of all terms and conditions of such offer or proposal (including the conditionality and the timing and likelihood of consummation of such proposal), is on terms that are more favorable to the holders of the Company Common Stock from a financial point of view than the terms set forth in this Agreement or the terms of any other proposal made by the Parents after the Parents’ receipt of a notification of such Superior Proposal, taking into account at the time of determination, among any other factors, any changes to the terms of this Agreement that as of that time had been proposed by the Parents in writing and the conditionality and likelihood of consummation of the Superior Proposal.
     Section 6.08 Directors’ and Officers’ Indemnification and Insurance.
          (a) Mergerco agrees that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), now existing in favor of the current or former directors or officers, as the case may be, of the Company or its subsidiaries as provided in their respective Articles of Incorporation or Bylaws (or comparable organization documents) or in any agreement shall survive the Merger and shall continue in full force and effect. From and after the Effective Time, Mergerco and the Surviving Corporation shall (and Mergerco shall cause the Surviving Corporation to) indemnify, defend and hold harmless, and advance expenses to Indemnitees with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time, to the fullest extent required by: (i) the Articles of Incorporation or Bylaws (or equivalent organizational documents) of the Company or any of its subsidiaries or affiliates as in effect on the date of this Agreement; and (ii) any indemnification agreements of the Company or its subsidiaries or other applicable contract as in effect on the date of this Agreement.
          (b) Without limiting the provisions of Section 6.08(a), during the period ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation will: (i) indemnify and hold harmless each Indemnitee against and from any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to: (A) any action or omission or alleged action or omission in such Indemnitee’s capacity as a director or officer of the Company or of any other entity if such service was at the request or for the benefit of the Company or any of its subsidiaries; or (B) the Merger, the Merger Agreement and any transactions contemplated hereby; and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses (including attorneys’ fees) of any Indemnitee upon receipt of an undertaking by or on behalf of such Indemnitee to repay such amount if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified. Notwithstanding anything to the contrary contained in this Section 6.08(b) or elsewhere in this Agreement, neither Mergerco nor the Surviving Corporation shall (and Mergerco shall cause the Surviving Corporation not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation for which indemnification may be sought under this Section 6.08(b) unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnitees from all liability arising out of such claim, action, suit, proceeding or investigation. The Surviving Corporation shall be entitled, but not obligated to, participate in the defense and settlement of any such matter; provided, however, that the Surviving Corporation shall not be liable for any settlement agreed to or effected without the Surviving Corporation’s written consent (which consent shall not be unreasonably withheld or delayed) upon reasonable prior notice and an opportunity to participate in the discussions concerning such settlement; and provided, further, that the Surviving Corporation shall not be obligated pursuant to this Section 6.08(b) to pay the fees and expenses of more than one counsel

(selected by a plurality of the applicable Indemnitees of the Surviving Corporation) for all Indemnitees of the Surviving Corporation in any jurisdiction with respect to any single action except to the extent that two or more of such Indemnitees of the Surviving Corporation shall have an actual material conflict of interest in such action.
          (c) At the Company’s election in consultation with the Parents, (i) the Company shall obtain prior to the Effective Time “tail” insurance policies with a claims period of at least six (6) years from the Effective Time with respect to directors’ and officers’ liability insurance in amount and scope no less favorable than the existing policy of the Company for claims arising from facts or events that occurred on or prior to the Effective Time at a cost that does not exceed 300% of the annual premium currently paid by the Company for D&O Insurance (as defined below); or (ii) if the Company shall not have obtained such tail policy, the Parents will provide, or cause the Surviving Corporation to provide, for a period of not less than six (6) years after the Effective Time, the Indemnitees who are insured under the Company’s directors’ and officers’ insurance and indemnification policy with an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time (the “D&O Insurance”) that is no less favorable, taken as a whole, than the existing policy of the Company or, if substantially equivalent insurance coverage is unavailable, the best available coverage, provided, however, that the Parents and the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the annual premium currently paid by the Company for such insurance; provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Parents or the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.
          (d) The Indemnitees to whom this Section 6.08 applies shall be third party beneficiaries of this Section 6.08. The provisions of this Section 6.08 are intended to be for the benefit of each Indemnitee, his or her successors, heirs or representatives.
          (e) Notwithstanding anything contained in Section 9.01 or Section 9.06 hereof to the contrary, this Section 6.08 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on all successors and assigns of Mergerco, the Surviving Corporation and its subsidiaries, and shall be enforceable by the Indemnitees and their successors, heirs or representatives. In the event that the Surviving Corporation or any of its successors or assigns consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or a majority of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall succeed to the obligations set forth in this Section 6.08.
     Section 6.09 Notification of Certain Matters. The Company shall give prompt notice to the Parents, and the Parents shall give prompt notice to the Company, of (i) any notice or other communication received by such party from any Governmental Authority in connection with the this Agreement, the Merger or the transactions contemplated hereby, or from any person alleging that the consent of such person is or may be required in connection with the Merger or the transactions contemplated hereby, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Mergerco; and (ii) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its subsidiaries which relate to this Agreement, the Merger or the transactions contemplated hereby.
     Section 6.10 Public Announcements. Except with respect to any action taken pursuant to, and in accordance with, Section 6.07 or Article VIII, so long as this Agreement is in effect, the Parents and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the transaction contemplated hereby, and shall not issue any such press release or make any such public statement without the prior consent of the other (which consent shall not be unreasonably withheld or delayed), except as may be required by Law or any listing agreement with the NYSE to which the Company is a party.
     Section 6.11 Employee Matters.
          (a) During the one (1) year period commencing at the Effective Time, the Parents shall provide or shall cause the Surviving Corporation to provide to employees of the Company and any of its subsidiaries other than those Senior Executives who have existing employment agreements or other employees that enter into new employment arrangements with the Parents or the Surviving Corporation in connection with the consummation of the Merger (“Company Employees”) the same base salary or wages, as applicable, and bonus and employee benefits that are in the aggregate, no less favorable than the base salary or wages, as applicable, any bonus opportunities and employee benefits (excluding stock purchase plans and other equity based plans) being provided to Company Employees immediately prior to the Effective Time under the Company Benefit Plans.
          (b) Without limiting Section 6.11(a) hereof, during the one (1) year period commencing at the Effective Time, the Parents shall provide or shall cause the Surviving Corporation to provide to each Company Employee who experiences a termination of employment, severance benefits that are no less than the severance benefits, if any, to which such Company Employee would be entitled under the severance policy set forth on Section 6.11(b) of the Company Disclosure Schedule. During the period specified above, severance benefits to Company Employees shall be determined without taking into account any reduction after the Effective Time in the base salary or hourly wage rate paid to Company Employees and used to determine severance benefits.
          (c) For purposes of eligibility and vesting under the Employee Benefit Plans of the Parents, the Company, the Company subsidiaries and their respective affiliates providing benefits to any Company Employees after the Closing (the “New Plans”), and for purposes of accrual of vacation and other paid time off and severance benefits under New Plans, each Company Employee shall be credited with his or her years of service with the Company, the Company subsidiaries and their respective affiliates (and any additional service with any predecessor employer) before the Closing, to the same extent as such Company Employee was entitled, before the Closing, to credit for such service under any similar Company Benefit Plan, provided, however, that no such crediting shall result in the duplication of benefits under any Company Benefit Plan. In addition, and without limiting the generality of the foregoing: (i)

each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Company Benefit Plan in which such Company Employee participated immediately before the replacement; and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, the Parents shall use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents to the same extent as under the applicable Company Benefit Plan, and the Parents shall use commercially reasonable efforts to cause any eligible expenses incurred by such employee and his or her covered dependents under an Company Benefit Plan during the portion of the plan year of the New Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.
          (d) Following the Effective Time, the Parents shall cause the Surviving Corporation and its subsidiaries to honor all collective bargaining agreements by which the Company or any of its subsidiaries is bound in accordance with their terms.
          (e) Nothing herein expressed or implied shall (i) confer upon any of the Company Employees any rights or remedies (including, without limitation, any right to employment or continued employment for any specified period) of any nature or kind whatsoever under or by reason of the Agreement or (ii) subject to the provisions of Section 6.11(a) above, obligate the Parents, the Surviving Corporation or any of their respective subsidiaries to maintain any particular Company Benefit Plan or grant or issue any equity-based awards or limit the ability of the Parents to amend or terminate any of such Company Benefit Plans to the extent permitted thereunder in accordance with their terms. None of the provisions of this Agreement are intended to constitute an amendment to any Company Benefit Plan and no Company Employee shall have the right to enforce or compel the enforcement of any provisions of this Section 6.11 or this Agreement.
     Section 6.12 Conduct of Business by the Parents Pending the Merger. The Parents covenant and agree with the Company that between the date hereof and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.01, the Parents, except as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned):
          (a) shall not amend or otherwise change any of the Mergerco Organizational Documents that would be likely to prevent or materially delay the consummation of the transactions contemplated hereby;
          (b) shall not acquire or make any investment in any corporation, partnership, limited liability company, other business organization or any division thereof that holds, or has an attributable interest in, any license, authorization, permit or approval issued by the FCC if such acquisition or investment would delay, impede or prevent receipt of the FCC Consent; and

          (c) take any action that would be reasonably likely to cause a material delay in the satisfaction of the conditions contained in Section 7.01 or Section 7.03 or the consummation of the Merger.
     Section 6.13 Financing.
          (a) The Parents shall use their reasonable best efforts to (i) arrange and obtain the Financing on the terms and conditions described in the Financing Commitments, which agreements shall be in effect as promptly as practicable after the date hereof, but in no event later than the Closing, (ii) negotiate and finalize definitive agreements with respect thereto on the terms and conditions contained in the Financing Commitments, (iii) satisfy on a timely basis all conditions applicable to the Parents or Mergerco in such definitive agreements that are within their control, (iv) consummate the Financing no later than the Closing, and (v) enforce their rights under the Financing Commitments. In the event that any portion of the Financing becomes unavailable in the manner or from the sources contemplated in the Financing Commitments, (A) the Parents shall promptly notify the Company, and (B) the Parents shall use their reasonable best efforts to obtain alternative financing from alternative sources, on terms, taken as whole, that are no more adverse to the Company, as promptly as practicable following the occurrence of such event but in no event later than the last day of the Marketing Period, including entering into definitive agreements with respect thereto (such definitive agreements entered into pursuant to this Section 6.13(a) being referred to as the “Financing Agreements”). For the avoidance of doubt, in the event that (x) all or any portion of the Debt Financing, structured as a high yield financing, has not been consummated; and (y) all conditions set forth in Article VII hereof have been satisfied or waived (other than conditions set forth in Section 7.02(c) and Section 7.03(d)) and (z) the bridge facilities contemplated by the Financing Commitments are available on terms and conditions described in the Financing Commitments, then the Parents shall agree to use the bridge facility contemplated by the Debt Commitment Letters, if necessary, to replace such high yield financing no later than the last date of the Marketing Period. In furtherance of the provisions of this Section 6.13(a), one or more Debt Commitment Letters may be amended, restated, supplemented or otherwise modified or superseded to add one or more lenders, lead arrangers, bookrunners, syndication agents or similar entities which had not executed the Debt Commitment Letters as of the date hereof, to increase the amount of indebtedness or otherwise replace one or more facilities with one or more new facilities or modify one or more facilities to replace or otherwise modify the Debt Commitment Letters, or otherwise in manner not less beneficial in the aggregate to Mergerco and the Parents (as determined in the reasonable judgment of the Parents) (the “New Debt Financing Commitments”), provided that the New Debt Financing Commitments shall not (i) adversely amend the conditions to the Debt Financing set forth in the Debt Commitment Letters, in any material respect, (ii) reasonably be expected to delay or prevent the Closing; or (iii) reduce the aggregate amount of available Debt Financing (unless, in the case of this clause (iii), replaced with an amount of new equity financing on terms no less favorable in any material respect to Mergerco than the terms set forth in the Equity Commitment Letters or one or more new debt facilities pursuant to the new debt facilities pursuant to the New Debt Financing Commitments.) Upon and from and after each such event, the term “Debt Financing” as used herein shall be deemed to mean the Debt Financing contemplated by the Debt Commitment Letters that are not so superseded at the time in question and the New Debt Financing Commitments to the extent then in effect. For purposes of this Agreement, “Marketing Period”

shall mean the first period of twenty-five (25) consecutive business days throughout which (A) the Parents shall have the Required Financial Information that the Company is required to provide the Parents pursuant to Section 6.13(b), and (B) the conditions set forth in Section 7.01 or Section 7.02 (other than Section 7.02(c)) shall be satisfied and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.02 (other than Section 7.02(c)) to fail to be satisfied assuming the Closing were to be scheduled for any time during such twenty-five (25) consecutive business day period; provided, however, that if the Marketing Period has not ended on or prior to August 17, 2007, the Marketing Period shall commence no earlier than September 4, 2007 or if the Marketing Period has not ended on or prior to December 14, 2007, the Marketing Period shall commence no earlier than January 7, 2008. The Parents shall (x) furnish complete and correct and executed copies of the Financing Agreements promptly upon their execution, (y) give the Company prompt notice of any material breach by any party of any of the Financing Commitments, any New Debt Financing Commitment or the Financing Arrangements of which the Parents become aware or any termination thereof, and (z) otherwise keep the Company reasonably informed of the status of the Parents’ efforts to arrange the Financing (or any replacement thereof).
          (b) The Company shall, and shall cause its subsidiaries, and their respective officers, employees, consultants and advisors, including legal and accounting of the Company and its subsidiaries at the Parents’ sole expense, to cooperate in connection with the arrangement of the Financing as may be reasonably requested in advance written notice to the Company provided by the Parents (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its subsidiaries or otherwise impair, in any material respect, the ability of any officer or executive of the Company or Outdoor Holdings to carry out their duties to the Company and to Outdoor Holdings, respectively). Such cooperation by the Company shall include, at the reasonable request of the Parents, (i) agreeing to enter into such agreements, and to execute and deliver such officer’s certificates (which in the good faith determination of the person executing the same shall be accurate), including certificates of the chief financial officer of the Company or any subsidiary with respect to solvency matters and as are customary in financings of such type, and agreeing to pledge, grant security interests in, and otherwise grant liens on, the Company’s assets pursuant to such agreements, provided that no obligation of the Company under any such agreement, pledge or grant shall be effective until the Effective Time; (ii) (x) preparing business projections, financial statements, pro forma statements and other financial data and pertinent information of the type required by Regulation S-X and Regulation S-K under the Securities Act and of the type and form customarily included in private placements resold under Rule 144A of the Securities Act to consummate the offerings of debt securities contemplated by the Financing Commitments, all as may be reasonably requested by the Parents and (y) delivery of audited consolidated financial statements of the Company and its consolidated subsidiaries for the fiscal year ended December 31, 2006 and December 31, 2007, as appropriate (together with the materials in clause (x), the “Required Financial Information”), which Required Financial Information shall be Compliant; (iii) making the Company’s Representatives available to assist in the Financing, including participation in a reasonable number of meetings, presentations (including management presentations), road shows, drafting sessions, due diligence sessions and sessions with rating agencies, including one or more meetings with prospective lenders, and assistance with the preparation of materials for rating agency presentations, offering documents and similar documents required in connection with the Financing; (iv) reasonably cooperating with the marketing efforts of the Debt Financing; (v) ensuring that any syndication efforts benefit from the existing lending and investment banking relationships of the Company and its subsidiaries (vi) using reasonable best efforts to obtain customary accountants’ comfort letters, consents, legal opinions, survey and title insurance as requested by the Parents along with such assistance and cooperation from such independent accountants and other professional advisors as reasonably requested by the Parents; (vii) taking all actions reasonably necessary to permit the prospective lenders involved in the Debt Financing to (A) evaluate the Company’s current assets ,cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (B) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing; provided that no right of any lender, nor obligation of the Company or any of its subsidiaries, thereunder shall be effective until the Effective Time; and (viii) otherwise reasonably cooperating in connection with the consummation of the Financing and the syndication and marketing thereof, including obtaining any rating agencies’ confirmations or approvals for the Financing. The Company hereby consents to the use of its and its subsidiaries’ logos in connection with the Financing. Notwithstanding anything in this Agreement to the contrary, neither the Company nor any of its subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability or obligation in connection with the Financing (or any replacements thereof) prior to the Effective Time. The Parents shall, promptly upon request by the Company following the valid termination of this Agreement (other than in accordance with Section 8.01(i), reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or any of its subsidiaries in connection with such cooperation. The Parents shall indemnify and hold harmless the Company and its subsidiaries for and against any and all losses suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith (other than information provided by the Company or its subsidiaries). As used in this Section 6.13(b), “Compliant” means, with respect to any Required Financial Information, that such Required Financial Information does not contain any untrue statement of a material fact or omit to state any material fact regarding the Company and it subsidiaries necessary in order to make such Required Financial Information not misleading and is, and remains throughout the Marketing Period, compliant in all material respects with all applicable requirements of Regulation S-K and Regulation S-X and a registration statement on Form S-1 (or any applicable successor form) under the Securities Act, in each case assuming such Required Financial Information is intended to be the information to be used in connection with the Debt Financing contemplated by the Debt Commitment Letters.
     Section 6.14 Actions with Respect to Existing Debt.
     (a) As soon as reasonably practicable after the receipt of any written request by the Parents to do so, the Company shall commence, and shall cause the issuer under the Subsidiary Indenture (the “Subsidiary Issuer”) to commence, offers to purchase with respect to all of the outstanding aggregate principal amount of those series of the debt securities issued under the applicable indenture listed on Section 6.14 of the Mergerco Disclosure Schedule (the “Short-Dated Notes” ), on such terms and conditions, including pricing terms, that are proposed, from time to time, by the Parents (each a “Debt Tender Offer” and collectively, the “Debt Tender Offers” ) and the Parents shall assist the Company in connection therewith. As part of any Debt Tender Offer, the Company shall, and shall cause the Subsidiary Issuer to, solicit the consent of the holders of each series of the Short-Dated Notes to amend, eliminate or waive certain sections

(as specified by the Parents) of the applicable Indenture. The Debt Tender Offer shall be made pursuant to an Offer to Purchase and Consent Solicitation Statement prepared by the Company in connection with the Debt Tender Offer in form and substance reasonably satisfactory to the Parents and the Company. Notwithstanding the foregoing, the closing of the Debt Tender Offers (and to make any payments for the Note Consents) shall be conditioned on the occurrence of the Closing, and the parties shall use their reasonable best efforts to cause the Debt Tender Offers to close on the Closing Date. The Company shall provide, and shall cause its subsidiaries to, and shall cause the Subsidiary Issuer and its subsidiaries to provide, and shall use its reasonable best efforts to cause their respective Representatives to, provide all cooperation requested by the Parents in connection with the Debt Tender Offers.
          (b) Upon the request of the Parents pursuant to this Section 6.14, the Company shall prepare, as promptly as practicable, the offer to purchase, together with any required related letters of transmittal and similar ancillary agreements (such documents, together with all supplements and amendments thereto, being referred to herein collectively as the “Debt Tender Offer Documents”), relating to the Debt Tender Offer and shall use its reasonable best efforts to cause to be disseminated to the record holders of the Short-Dated Notes, and to the extent known by the Company, the beneficial owners of the Short-Dated Notes, the Debt Tender Offer Documents; provided, however, that prior to the dissemination thereof, the Company shall provide copies thereof to the Parents not less than ten (10) business days in advance of any such dissemination (or such shorter period of time as is reasonably practicable in light of when the Parents request that the Company commence the Debt Tender Offer) and shall consult with the Parents with respect to the Debt Tender Offer Documents and shall include in such Debt Tender Offer Documents all comments reasonably proposed by the Parents and reasonably acceptable to the Company. If at any time prior to the acceptance of Short-Dated Notes pursuant to the Debt Tender Offer any event should occur that is required by applicable Law to be set forth in an amendment of, or a supplement to, the Debt Tender Offer Documents, the Company shall use reasonable best efforts to prepare and disseminate such amendment or supplement; provided, however, that prior to such dissemination, the Company shall provide copies thereof to the Parents not less than two (2) business days (or such shorter period of time as is reasonably necessary in light of the circumstances) in advance of any such dissemination and shall consult with the Parents with respect to such amendment or supplement and shall include in such amendment or supplement all comments reasonably proposed by the Parents. The Company shall comply with the requirements of Rule 14e-1 promulgated under the Exchange Act, the Trust Indenture Act of 1939, as amended (the “TIA”), and any other applicable Law in connection with the Debt Tender Offer. Promptly following the expiration of the consent solicitation, assuming the requisite consent from the holders of the Short-Dated Notes (including from persons holding proxies from such holders) have been received, the Company shall and shall cause the Subsidiary Issuer to, cause appropriate supplemental indentures (the “Supplemental Indentures”) to become effective providing for the amendments of the applicable Indenture contemplated in the Debt Tender Offer Documents; provided, however, that notwithstanding the fact that the Supplemental Indenture may become effective earlier, the proposed amendments set forth therein shall not become operative unless and until all conditions to the Debt Tender Offer have been satisfied or (subject to approval by the Parents) waived by the Company in accordance with the terms hereof. The form and substance of the Supplemental Indentures shall be reasonably satisfactory to the Parents and the Company.

          (c) The Company shall waive any of the conditions to the Debt Tender Offer as may be reasonably requested by the Parents (other than the conditions that the Debt Tender Offer is conditioned on the Merger as provided in clause (i) above), so long as such waivers would not cause the Notes Tender Offer to violate the Exchange Act, the TIA, or any other applicable Law, and shall not, without the prior written consent of the Parents, waive any condition to the Debt Tender Offer or make any change, amendment or modification to the terms and conditions of the Debt Tender Offer (including any extension thereof) other than as agreed between the Parents and the Company or as required in the reasonable judgment of the Company to comply with applicable Law.
          (d) With respect to any series of Short-Dated Notes, if requested by the Parents in writing, in lieu of commencing a Debt Tender Offer for such series (or in addition thereto), the Company shall, to the extent permitted by the Indenture and the Debt Securities (as defined in the Indenture) for such Short-Dated Notes, (A) issue not less than thirty (30) days and not more than sixty (60) days prior to the Effective Time a notice of optional redemption for all of the outstanding aggregate principal amount of Short-Dated Notes of such series, as applicable, pursuant to Article Eleven of the Company Indenture and Article 3 of the Subsidiary Indenture and the other provisions of such Indentures applicable thereto or (B) take any actions reasonably requested by the Parents to facilitate the satisfaction and/or discharge of such series pursuant to Article Four of the Company Indenture and Article 8 of the Subsidiary Indenture and the other provisions of such Indentures applicable thereto and shall redeem or satisfy and/or discharge, as applicable, such series in accordance with the terms of the Indenture at the Effective Time; provided that prior to the Company being required to take any of the actions described in clause (A) or (B) above that cannot be conditioned upon the occurrence of the Closing, the Parents shall have, or shall have caused to be, deposited with the trustee under the Indenture sufficient funds to effect such redemption or satisfaction and discharge, which funds shall be returned to the Parents if the Agreement is terminated.
          (e) If this Agreement is terminated pursuant to Section 8.01(e) prior to the consummation of the Merger, the Parents shall reimburse the Company for its reasonable out-of-pocket fees and expenses incurred pursuant to, and in accordance with, this Section 6.14. If the Effective Time does not occur, the Parents shall indemnify and hold harmless the Company, its subsidiaries and their respective officers and directors and each person, if any, who controls the Company within the meaning of Section 20 of the Exchange Act from and against any and all damages suffered or incurred by them in connection with any actions taken pursuant to this Section 6.14; provided, however, that the Parents shall not have any obligation to indemnify and hold harmless any such party or person to the extent any such damages suffered or incurred arose from disclosure regarding the Company that is determined to have contained a material misstatement or omission or due to the gross or negligent misconduct of the Company.
     Section 6.15 Section 16(b). The Company shall take all steps reasonably necessary to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by each individual who is a director or executive officer of the Company to be exempt under Rule 16b-3 of the Exchange Act.

     Section 6.16 Resignations. The Company shall prepare and deliver to the Parents at or prior to the Closing (i) evidence reasonably satisfactory to the Parents, as specified by the Parents reasonably in advance of the Closing, the resignation of any directors of the Company’s wholly owned subsidiaries effective at the Effective Time and (ii) all documents and filings, completed and executed by the appropriate directors of the Company and its wholly owned subsidiaries, that are necessary to record the resignations contemplated by the preceding clause (i).
     Section 6.17 Certain Actions and Proceedings. Except as otherwise provided in Section 6.05, until this Agreement is terminated in accordance with Section 8.01 or otherwise, the Company shall consult with the Parents with respect to and the Parents shall be entitled to participate in, the defense of any action, suit or proceeding instituted against the Company (or any of its directors or officers) before any court of a Governmental Authority or threatened by any Governmental Authority or any third party, including a Company stockholder, to restrain, modify or prevent the consummation of the transactions contemplated by this Agreement, or to seek damages or a discovery order in connection with such transactions. The Company shall not enter into any agreement arrangement or understanding that limits, modifies or in any way contradicts the provisions of this Section 6.17.
Article VII. CONDITIONS TO THE MERGER
     Section 7.01 Conditions to the Obligations of Each Party. The respective obligations of the parties hereto to consummate the Merger are subject to the satisfaction or (waiver in writing if permissible under applicable Law) on or prior to the Closing Date of the following conditions:
          (a) the Requisite Shareholder Approval shall have been obtained in accordance with the Texas Acts, the rules and regulations of the NYSE;
          (b) any applicable waiting period under the HSR Act and any applicable Foreign Antitrust Laws relating to the consummation of the Merger shall have expired or been terminated;
          (c) no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order which is then in effect and has the effect of making the Merger illegal or otherwise prohibiting the consummation of the Merger; and
          (d) the FCC Consent shall have been obtained.
     Section 7.02 Conditions to the Obligations of the Parents and Mergerco. The obligations of the Parents and Mergerco to consummate the Merger are subject to the satisfaction (or waiver in writing if permissible under applicable Law) on or prior to the Closing Date by the Parents of the following further conditions:
          (a) the representations and warranties of the Company contained in this Agreement shall be true and correct in all respects (without giving effect to any limitation on any representation and warranty indicated by a materiality qualification, including the words “Material Adverse Effect on the Company,” “material,” “in all material respects” or like words, except in the case of Section 4.08) as of the date of this Agreement and as of the Effective Time with the same effect as though made on and as of the Effective Time (except for representations and warranties made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation on any representation and warranty indicated by a materiality qualification, including the words “Material Adverse Effect on the Company,” “material,” “in all material respects” or like words, except in the case of Section 4.08) would not, individually or in the aggregate, have a Material Adverse Effect on the Company. In addition, the representations and warranties set forth in Section 4.03(a) and Section 4.03(b) shall be true and correct in all respects (except for such inaccuracies as are de minimis in the aggregate) and the representations and warranties set forth in Section 4.04(a) and Section 4.04(b) shall be true and correct in all material respects as of the Effective Time with the same effect as though made as of the Effective Time (except to the extent expressly made as of an earlier date in which case such representations and warranties will be true and correct as of such earlier date);
          (b) the Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time;
          (c) the Company shall have delivered to the Parents a certificate, dated the Effective Time and signed by its chief executive officer or another senior officer on behalf of the Company, certifying to the effect that the conditions set forth in Section 7.02(a) and Section 7.02(b) have been satisfied; and
          (d) since the date of this Agreement, there shall not have been any Material Adverse Effect on the Company.
     Section 7.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (or waiver in writing if permissible under applicable Law) by the Company of the following further conditions:
          (a) each of the representations and warranties of the Parents and Mergerco contained in this Agreement shall be true and correct in all respects (without giving effect to any limitation on any representation and warranty indicated by a materiality qualification, including the words “Mergerco Material Adverse Effect,” “material,” “in all material respects” or like words) as of the date of this Agreement and as of the Effective Time with the same effect as though made on and as of the Effective Time (except for representations and warranties made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation on any representation and warranty indicated by a materiality qualification, including the words “Mergerco Material Adverse Effect,” “material,” “in all material respects” or like words) would not, individually or in the aggregate, have a Mergerco Material Adverse Effect;
          (b) The Parents and Mergerco shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time;

          (c) The Parents shall have delivered to the Company a solvency certificate substantially similar in form and substance as the solvency certificate to be delivered to the lenders pursuant to the Debt Commitment Letters or any agreements entered into in connection with the Debt Financing; and
     (d) The Parents shall have delivered to the Company a certificate, dated the Effective Time and signed by their respective chief executive officers or another senior officer on their behalf, certifying to the effect that the conditions set forth in Section 7.03(a) and Section 7.03(b) have been satisfied.
Article VIII. TERMINATION, AMENDMENT AND WAIVER
     Section 8.01 Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Merger by the shareholders of the Company, as follows:
          (a) by mutual written consent of each of the Parents and the Company;
          (b) by either the Parents or the Company, if (i) the Effective Time shall not have occurred on or before 5:00 p.m., New York City Time, on the date that is twelve (12) months from the FCC Filing Date (such date, as may be extended in accordance with this Section 8.01(b), being the “Termination Date”); and (ii) the party seeking to terminate this Agreement pursuant to this Section 8.01(b) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused the failure to consummate the Merger on or before such date; provided, that, if, as of the Termination Date, all conditions to this Agreement shall have been satisfied or waived (other than those that are satisfied by action taken at the Closing) other than the condition set forth in Section 7.01(b) or Section 7.01(d), the Parents or the Company may, by written notice to the other party, extend the Termination Date to 5:00 pm, New York City Time, on the date that is eighteen (18) months from the FCC Filing Date.
          (c) by either the Parents or the Company, if any Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and the other transactions contemplated hereby, and such Order or other action shall have become final and non-appealable, provided that the party seeking to terminate this Agreement pursuant to this Section 8.01(c) shall have used its reasonable best efforts to contest, appeal and remove such Order or other action; and provided, further, that the right to terminate this Agreement under this Section 8.01(c) shall not be available to a party if the issuance of such final, non-appealable Order was primarily due to the failure of such party to perform any of its obligations under this Agreement, including the obligations of the Parents under Section 6.05(b) of this Agreement;
          (d) by the Parents or the Company if the Requisite Shareholder Approval shall not have been obtained by reason of the failure to obtain such Requisite Shareholder Approval at a duly held Shareholders’ Meeting or at any adjournment or postponement thereof; provided, however, that the Company shall not have the right to terminate this Agreement under this

Section 8.01(d) if the Company or any of its Representatives has failed to comply in any material respect with its obligations under Section 6.03, Section 6.04 or Section 6.07;
          (e) by the Company if it is not in material breach of its obligations under this Agreement and if Mergerco and/or the Parents shall have breached or failed to perform in any material respect any of their representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform by Mergerco and/or the Parents (1) would result in a failure of a condition set forth in Section 7.01, Section 7.03(a) or Section 7.03(b), and (2) cannot be cured on or before the Termination Date, provided that the Company shall have given the Parents written notice, delivered at least thirty (30) days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 8.01(e) and the basis for such termination and Mergerco and/or the Parents shall have failed to cure such breach or failure within such thirty (30) day period;
          (f) by the Company if (i) all of the conditions set forth in Section 7.01 and Section 7.02 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing) and (ii) on or prior to the last day of the Marketing Period, none of Mergerco nor the Surviving Corporation shall have received the proceeds of the Financings sufficient to consummate the Merger and the transactions contemplated hereby;
          (g) by the Parents if they and Mergerco are not in material breach of their obligations under this Agreement and if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform by the Company (1) would result in a failure of a condition set forth in Section 7.01, Section 7.02(a) or Section 7.02(b), and (2) cannot be cured on or before the Termination Date, provided that the Parents shall have given the Company written notice, delivered at least thirty (30) days prior to such termination, stating Parents’ intention to terminate this Agreement pursuant to this Section 8.01(g) and the basis for such termination and the Company shall have failed to cure such breach or failure within such thirty (30) day period;
          (h) by the Company, prior to receipt of the Requisite Shareholder Approval with respect to a Superior Proposal and in accordance with, and subject to the terms and conditions of, Section 6.07(d); provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.01(h) unless concurrent with such termination, the Company pays the Company Termination Fee.
          (i) by the Parents if the Board of Directors of the Company or any committee thereof shall have (i) effected a Change of Recommendation; (ii) unless the Board of Directors of the Company has previously effected a Change of Recommendation, prior to the receipt of the Requisite Shareholder Approval, failed to reconfirm the Company Recommendation within five (5) business days of receipt of a written request from the Parents; provided, that the Parents shall only be entitled to one (1) such request; or (iii) unless the Board of Directors of the Company has previously effected a Change of Recommendation, failed to include in the Proxy Statement distributed to the Company’s shareholders its recommendation that the Company’s shareholders approve and adopt this Agreement and the Merger.

     In the event of termination of this Agreement pursuant to this Section 8.01, this Agreement shall terminate and there shall be no other liability on the part of any party (or Investor as the case may be) hereto (except for the Confidentiality Agreements referred to in Section 6.06(b), the Limited Guarantee and the provisions of Section 8.02, Section 8.05(a), Section 9.07, Section 9.08 and Section 9.10).
     Section 8.02 Termination Fees.
          (a) If
          (i) this Agreement is terminated by the Company pursuant to Section 8.01(h) or by the Parents pursuant to Section 8.01(i); or
          (ii) this Agreement is terminated by the Parents or the Company pursuant to Section 8.01(d) or by the Parents pursuant to Section 8.01(g) (due to a willful and material breach by the Company); provided, however, that (x) prior to, in the case of Section 8.01(d), the Shareholders’ Meeting and, in the case of Section 8.01(g), the date of termination of this Agreement, a Competing Proposal has been publicly announced or made known to the Company and, in the case of termination pursuant to Section 8.01(d), not withdrawn at least two (2) business days prior to the Shareholders Meeting, and (y) if within twelve (12) months after such termination of this Agreement the Company or any of its subsidiaries enters into a definitive agreement with respect to, or consummates, any Competing Proposal; then in any such event the Company shall pay to the Parents a Company Termination Fee and the Company shall have no further liability with respect to this Agreement or the transactions contemplated hereby to Mergerco and/or the Parents; provided, however, that if this Agreement is terminated by the Company or the Parents pursuant to Section 8.01(d) or by the Parents pursuant to Section 8.01(g) (due to a willful and material breach by the Company) and, in each case, no Company Termination Fee is then payable in respect thereof, then in each such case, the Company shall pay to the Parents the Expenses of Mergerco and the Parents, which amount shall not be greater than $45,000,000, and thereafter the Company shall be obligated to pay to the Parents the Company Termination Fee (less the amount of Expenses previously actually paid to the Parents pursuant to this sentence) in the event such Company Termination Fee becomes payable pursuant to this Section 8.02(a), such payment to be made, by wire transfer of immediately available funds to an account designated by the Parents; (A) in the case of termination pursuant to Section 8.02(a)(i), prior to the termination of this Agreement by the Company pursuant to Section 8.01(h) or promptly following the termination of this Agreement by the Parents pursuant to Section 8.01(i) (and in any event no later than two (2) business days after the delivery to the Company of notice of demand for payment), and (B) in the case of termination pursuant to Section 8.02(a)(ii), promptly following the earlier of the execution of a definitive agreement or consummation of the transaction contemplated by any Competing Proposal (and in any event no later than two (2) business days after the delivery to the Company of notice of demand for payment); and in circumstances in which Expenses are payable, such payment shall be made to the Parents not later than two business days after delivery to the Company of an itemization setting forth in reasonable detail all Expenses of Mergerco and the Parents (which itemization may be supplemented and updated from time to time by such party until the 60th day after such party delivers such itemization); it being understood that in no event shall the Company be required to pay the fee referred to in this Section 8.02(a) on more than one occasion.
          (b) If this Agreement is terminated pursuant to Section 8.01(b), Section 8.01(e), or Section 8.01(f), then
          (i) in the case of a termination pursuant to Section 8.01(b) or Section 8.01(e) (due to a willful and material breach by Mergerco and/or the Parents), if at such time, the Company is not in material breach of its obligations hereunder and all conditions to Mergerco’s and the Parents’ obligations to consummate the Merger shall have been satisfied, other than any of the conditions set forth in Section 7.01(b) or Section 7.01(d), then Mergerco shall pay to the Company a fee of $600,000,000 in cash; provided, however, that if at the time of such termination, (A) all conditions to Mergerco’s and the Parents’ obligations to consummate the Merger shall have been satisfied other than the condition set forth in Section 7.01(d), and (B) Mergerco, the Parents and each Attributable Investor has complied in all material respects with their obligations under Section 6.05(a) hereof, then Mergerco shall instead pay to the Company a fee of $300,000,000; or
          (ii) in the case of a termination pursuant to Section 8.01(e) due to a willful and material breach by Mergerco and/or the Parents or Section 8.01(f) where clause (i) above is not applicable, then Mergerco shall pay to the Company a fee of $500,000,000 in cash,
(such payment, as applicable, the "Mergerco Termination Fee”), such payment to be made within two (2) business days after the termination of this Agreement, and in either such case, neither Mergerco nor the Parents shall have no further liability with respect to this Agreement or the transactions contemplated hereby to the Company; it being understood that in no event shall Mergerco or the Parents be required to pay fees or damages payable pursuant to this Section 8.02(b) on more than one occasion.
          (c) Each of the Company, Mergerco and the Parents acknowledges that the agreements contained in this Section 8.02 are an integral part of the transactions contemplated by this Agreement, that without these agreements the Company, Mergerco and the Parents would not have entered into this Agreement, and that any amounts payable pursuant to this Section 8.02 do not constitute a penalty. If the Company fails to pay as directed in writing by the Parents any amounts due to the Parents pursuant to this Section 8.02 within the time periods specified in this Section 8.02 or Mergerco fails to pay the Company any amounts due to the Company pursuant to this Section 8.02 within the time periods specified in this Section 8.02, the Company or Mergerco, as applicable, shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by Mergerco and the Parents, on one hand, or the Company, on the other hand, as applicable, in connection with any action, including the lawsuit, taken to collect payment of such amounts, together with interest on such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment. Notwithstanding anything to the contrary in this Agreement, the Company’s right to receive payment of the Mergerco Termination Fee pursuant to this Section 8.02 or the guarantee thereof pursuant to the Limited Guarantees shall be the sole and exclusive remedy of the Company and its subsidiaries against Mergerco, the Parents, the Investors and any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, affiliates or agents for the loss suffered as a result of this Agreement or the transaction contemplated hereby, and upon payment of such amount, none of Mergerco, the Parents, the Investors or any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, including the Merger.
     Section 8.03 Amendment. This Agreement may be amended by mutual agreement of the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after the adoption and approval of this Agreement and the Merger by shareholders of the Company, there shall not be any amendment that by Law or in accordance with the rules of any stock exchange requires further approval by the shareholders of the Company without such further approval of such shareholders nor any amendment or change not permitted under applicable Law. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.
     Section 8.04 Waiver. At any time prior to the Effective Time, subject to applicable Law, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) subject to the proviso of Section 8.03, waive compliance with any agreement or condition contained herein. Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Company, Mergerco and the Parents in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.
     Section 8.05 Expenses; Transfer Taxes.
          (a) Except as otherwise provided in Section 6.05(a), all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.
          (b) Notwithstanding anything to the contrary contained herein, the Surviving Corporation shall pay all documentary, sales, use, real property transfer, real property gains, registration, value added, transfer, stamp, recording and similar Taxes, fees, and costs together with any interest thereon, penalties, fines, costs, fees, additions to tax or additional amounts with respect thereto incurred in connection with this Agreement and the transactions contemplated hereby regardless of who may be liable therefor under applicable Law, other than transfer taxes of any shareholder in connection with a transfer of his, her or its shares.
Article IX. GENERAL PROVISIONS
     Section 9.01 Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement and any certificate delivered pursuant hereto by any person shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 8.01, as the case may be, except that this Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time or after termination of this Agreement, including, without limitation, those contained in Section 6.08, Section 6.11, Section 8.02, Section 8.05 and this Article IX.
     Section 9.02 Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any business day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next business day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

if to the Parents	Bain Capital Partners, LLC
or Mergerco:	111 Huntington Avenue
Boston, MA 02199
Phone: 617-516-2000 Fax: 617-516-2010
Attn: John Connaughton

and

Thomas H. Lee Partners, L.P.
100 Federal Street
Boston, MA 02110
Phone: 617-227-1050
Fax: 617-227-3514
Attn: Scott Sperling

with copies (which	Ropes & Gray LLP
shall not constitute	One International Place
notice) to:	Boston, MA 02110
Phone: 617-951-7000
Fax: 617-951-7050
Attn: David C. Chapin, Esq.

Attn: Alfred O. Rose, Esq.

if to the Company:	Clear Channel Communications, Inc.
200 East Basse
San Antonio, TX 78209
Phone: 210-822-2828
Fax: 210-832-3433
Attn: Andy Levin, Executive Vice President and Chief Legal Officer

with copies (which	Akin Gump Strauss Hauer & Feld LLP
shall not constitute	2029 Century Park East, Suite 2400
notice) to:	Los Angeles, CA 90067
Phone: 310-229-1000
Fax: 310-229-1001
Attn: C.N. Franklin Reddick III
     Section 9.03 Interpretation; Certain Definitions. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement, unless otherwise indicated. The table of contents and headings for this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any statute defined or referred to herein or in any agreement or instrument that is referred to herein means such statute as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor statutes. References to a person are also to its permitted successors and assigns.
     Section 9.04 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.

     Section 9.05 Assignment. Neither this Agreement nor any rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto; provided, that Mergerco may assign any of its rights and obligations to any direct or indirect wholly owned subsidiary of Mergerco, but no such assignment shall relieve Mergerco of its obligations hereunder. Further, the Company acknowledges and agrees that Mergerco may (i) elect to transfer its equity interests to any affiliate or direct or indirect wholly owned subsidiary of Mergerco, (ii) reincorporate in Texas or (iii) merge with or convert into a Texas corporation created solely for the purpose of the Merger, and any such transfer, reincorporation, merger or conversion shall not result in a breach of any representation, warranty or covenant of Mergerco and/or the Parents herein . Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section shall be null and void.
     Section 9.06 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the exhibits and schedules hereto), the Confidentiality Agreements and the Limited Guarantees constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof and except for (a) the rights of the Company’s shareholders to receive the Merger Consideration at the Effective Time in accordance with, and subject to, the terms and conditions of this Agreement, (b) the right of the holders of Company Options to receive the Option Cash Payment at the Effective Time, in accordance with, and subject to, the terms and conditions of this Agreement, (c) the provisions of Section 6.08 hereof, and (d) the last sentence of Sections 8.02(c) and (e) and Section 9.08(a) is not intended to and shall not confer upon any person other than the parties hereto any rights or remedies hereunder.
     Section 9.07 Governing Law. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by the internal laws of the State of New York (other than with respect to matters governed by the Texas Acts with respect to which the Texas Acts shall apply and the DGCL with respect to matters with respect to which the DGCL shall apply), without giving effect to any choice or conflict of laws provision or rule.
     Section 9.08 Consent to Jurisdiction; Enforcement.
          (a) (i) The Company agrees that to the extent it has incurred losses or damages in connection with this Agreement, (i) the maximum aggregate liability of Mergerco for such losses or damages shall be limited to those amounts specified in Section 8.02(b), (ii) the maximum aggregate liability of each Parent for such losses or damages shall be zero, (iii) the maximum liability of each Guarantor, directly or indirectly, shall be limited to the express obligations of such Guarantor under its Limited Guarantee, and (iv) in no event shall the Company seek to recover any money damages in excess of such amount from Mergerco, the

Parents, or the Guarantors or their respective Representatives and affiliates in connection therewith.
          (b) The Company agrees that irreparable damage to Mergerco and the Parents would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Mergerco and the Parents shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in a state or federal court located in the United States or any state having jurisdiction, such remedy being in addition to any other remedy to which Mergerco or either Parent is entitled at law or in equity. The parties acknowledge that the Company shall not be entitled to an injunction or injunctions to prevent breaches of this Agreement by Mergerco or either Parent or to enforce specifically the terms and provisions of this Agreement and that the Company’s sole and exclusive remedy with respect to any such breach shall be the remedy set forth in Section 8.02(b), as applicable, and under the Limited Guarantees.
          (c) In addition, each of Mergerco, each Parent and the Company hereby irrevocably submits to the exclusive jurisdiction of the United States District Court for the Western District of Texas and, if the United States District Court for the Western District of Texas does not accept such jurisdiction, the courts of the State of Texas, for the purpose of any action or proceeding arising out of or relating to this Agreement and each of the parties hereto hereby irrevocably agrees that all claims in respect to such action or proceeding may be heard and determined exclusively in any Texas state or federal court. Each of Mergerco, each Parent and the Company agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.
          (d) Each of Mergerco, each Parent and the Company irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself or its property, by personal delivery of copies of such process to such party. Nothing in this Section 9.08 shall affect the right of any party to serve legal process in any other manner permitted by Law.
     Section 9.09 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in two (2) or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
     Section 9.10 Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY

THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.
[Remainder of This Page Intentionally Left Blank]

     IN WITNESS WHEREOF, Mergerco, the Parents and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MERGERCO:

BT TRIPLE CROWN MERGER CO., INC.

By:	/s/ Scott Sperling
Name: Scott Sperling
Title: C0-President

PARENTS:

B TRIPLE CROWN FINCO, LLC

By:	/s/ John Connaughton
Name: John Connaughton
Title: Managing Director

T TRIPLE CROWN FINCO, LLC

By:	/s/ Scott Sperling
Name: Scott Sperling
Title: C0-President

COMPANY:

CLEAR CHANNEL COMMUNICATIONS, INC.

By:	/s/ Mark Mays
Name: Mark Mays
Title: Chief Executive Officer
Signature Page to
Agreement and Plan of Merger

APPENDIX A
DEFINITIONS
As used in the Agreement, the following terms shall have the following meanings:
“Accountant” shall have the meaning set forth in Section 3.09(c).
“Additional Consideration Date” shall mean January 1, 2008.
“Additional Per Share Consideration” shall mean, if the Effective Time shall occur after the Additional Consideration Date, an amount, rounded to the nearest penny, equal to the lesser of (A) the pro rata portion, based upon the number of days elapsed since the Additional Consideration Date, of $37.60 multiplied by 8% per annum, per share or (B) an amount equal to (i) Operating Cash Flow for the period from and including the Additional Consideration Date through and including the last day of the last month preceding the Closing Date for which financial statements are available at least ten (10) calendar days prior to the Closing Date (the “Adjustment Period”) minus dividends paid or declared with respect to the period from and after the end of the Adjustment Period through and including the Closing Date and amounts committed or paid to purchase equity interests in the Company or derivatives thereof with respect to such period (but only to the extent that such dividends or amounts are not deducted from Operating Cash Flow for any prior period) divided by (ii) the sum of the number of outstanding shares of Company Common Stock (including outstanding Restricted Shares) plus the number of shares of Company Common Stock issuable pursuant to Convertible Securities outstanding at the Closing Date with exercise prices less than the Merger Consideration.
“Adjustment Period” shall have the meaning set forth in the definition of Additional Per Share Consideration.
“affiliate” of a specified person, shall mean a person who, directly or indirectly, through one or more intermediaries controls, is controlled by, or is under common control with, such specified person.
“Aggregate Merger Consideration” shall have the meaning set forth in Section 3.02(a).
“Agreement” shall have the meaning set forth in the Preamble.
“Articles of Merger” shall have the meaning set forth in Section 2.03(a).
“Attributable Interest” shall have the meaning set forth in Section 6.05(a).
“Attributable Investor” shall have the meaning set forth in Section 6.05(a).
“Blue Sky Laws” shall mean state securities or “blue sky” laws.
“Book-Entry Shares” shall have the meaning set forth in Section 3.01(b).

Appendix A - 1

“business day” shall mean any day on which the principal offices of the SEC in Washington, D.C. or the Secretary of State are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in the City of New York.
“Certificate of Merger” shall have the meaning set forth in Section 2.03(a).
“Certificates” shall have the meaning set forth in Section 3.01(b).
“Change of Recommendation” shall have the meaning set forth in Section 6.07(d).
“Class A Preferred Stock” shall have the meaning set forth in Section 4.03(a).
“Class B Preferred Stock” shall have the meaning set forth in Section 4.03(a).
“Closing” shall have the meaning set forth in Section 2.02.
“Closing Date” shall have the meaning set forth in Section 2.02.
“Code” shall mean the Internal Revenue Code of 1986, as amended.
“Communications Act” shall mean the Communications Act of 1934, as amended, and the rules, regulations and published policies and orders of the FCC thereunder.
“Company” shall have the meaning set forth in the Preamble.
“Company Accountant Expense” shall have the meaning set forth in Section 3.09(d).
“Company Benefit Plan” shall mean (i) each “employee pension benefit plan” (as defined in Section 3(2) of ERISA), whether or not subject to ERISA, each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), whether or not subject to ERISA, (ii) each other plan, arrangement or policy (written or oral) relating to equity and equity-based awards, stock purchases, deferred compensation, bonus or other incentive compensation, severance, retention, salary continuation, educational assistance, material fringe benefits, leave of absence, vacation, change in control benefit, disability pension, welfare benefit, life insurance, or other material employee benefits, and (iii) each severance, consulting, change in control, employment, individual compensation or similar arrangement, in each case as to which the Company or its subsidiaries has any obligation or liability, contingent or otherwise, other than any (A) Multiemployer Plan; (B) governmental plan or any plan, arrangement or policy mandated by applicable Law and not otherwise insured, covered or set forth in any insurance contract, trust, escrow or other funding agreement; or (C) any employment contract applicable to employees performing services in jurisdictions outside of the United States that provides for severance only in accordance with applicable Laws.
“Company Common Stock” shall have the meaning set forth in Section 3.01(a).
“Company Disclosure Schedule” shall have the meaning set forth in Article IV.

Appendix A- 2

“Company Employees” shall have the meaning set forth in Section 6.11(a).
“Company ESPP” shall have the meaning set forth in Section 3.03(d).
“Company FCC Licenses” shall mean all main radio and television stations licenses, permits, authorizations, and approvals issued by the FCC to the Company and its subsidiaries for the operation of the Company Stations.
“Company Indenture” shall mean the Senior Indenture, dated as of October 1, 1997, as amended, modified and supplemented by supplemental indentures from time to time through and including the Twenty-First Supplemental Indenture dated as of October 1, 1997, between Clear Channel Communications, Inc. and The Bank of New York Trust Company, N.A., as trustee.
“Company Material Contract” shall have the meaning set forth in Section 4.13(a).
“Company Option” shall mean each outstanding option to purchase shares of Company Common Stock under any of the Company Option Plans.
“Company Option Plans” shall mean (i) the Company’s 1994 Incentive Stock Option Plan, 1994 Nonqualified Stock Option Plan, 1998 Stock Incentive Plan and 2001 Stock Incentive Plan and Sharesave Scheme and (ii) The Ackerly Group, Inc. Fifth Amended and Restated Employees Stock Option Plan, The 1998 AMFM Inc. Stock Option Plan, The 1999 AMFM Inc. Stock Option Plan, Capstar Broadcasting Corporation 1998 Stock Option Plan, Jacor Communication, Inc. 1997 Long-Term Incentive Stock Plan, The Marquee Group, Inc. 1996 Stock Option Plan, SFX Entertainment, Inc. 1998 Stock Option and Restricted Stock Plan, and SFX Entertainment, Inc. 1999 Stock Option and Restricted Stock Plan.
“Company Permits” shall have the meaning set forth in Section 4.06(a).
“Company Recommendation” shall have the meaning set forth in Section 6.04.
“Company SEC Documents” shall have the meaning set forth in Article IV.
“Company Stations” shall mean all of the radio broadcast and television stations currently owned and operated by the Company and its subsidiaries, including full power television and radio broadcast stations and low power television stations, television translator stations, FM broadcast translator stations and FM broadcast booster stations.
“Company Termination Fee” means $500,000,000, except (i) in the event that this Agreement is terminated by the Company prior to January 5, 2007 pursuant to Section 8.01(h) or (ii) in the event that this Agreement is terminated by the Parents prior to January 5, 2007 pursuant to Section 8.01(i), and, in each case, such right of termination is based on the submission of an Excluded Competing Proposal, the Company Termination Fee shall be $300,000,000
“Competing Proposal” shall have the meaning set forth in Section 6.07(h).
“Compliant” shall have the meaning set forth in Section 6.13(b).

Appendix A - 3

“Confidentiality Agreements” shall mean (i) the confidentiality agreement, dated as of October 20, 2006, by and between Thomas H. Lee Partners, L.P. and the Company, as amended, and (ii) the confidentiality agreement, dated as of October 25, 2006, by and between Bain Capital Partners, LLC and the Company, as amended.
“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.
“Convertible Securities” shall mean any subscriptions, options, warrants, debt securities or other securities convertible into or exchangeable or exercisable for any shares of Equity Securities.
“D&O Insurance” shall have the meaning set forth in Section 6.08(c).
“Debt Commitment Letters” shall have the meaning set forth in Section 5.07(a).
“Debt Financing” shall have the meaning set forth in Section 5.07(a).
“Debt Securities” shall mean the “Securities” as defined in each of the Indentures.
“Debt Tender Offer” shall have the meaning set forth in Section 6.14(a).
“Debt Tender Offer Documents” shall have the meaning set forth in Section 6.14(b).
“DGCL” shall have the meaning set forth in the Recitals.
“Dissenting Shares” shall have the meaning set forth in Section 3.05.
“Divestiture” shall have the meaning set forth in Section 6.05(b).
“Divestiture Notice” shall have the meaning set forth in Section 6.05(b).
“Effect” shall have the meaning set forth in the definition of Material Adverse Effect on the Company.
“Effective Time” shall have the meaning set forth in Section 2.03(a).
“Employee Benefit Plan” shall mean “employee benefit plans” as defined in Section 3(3) of ERISA.
“Equity Commitment Letters” shall have the meaning set forth in Section 5.07(a).
“Equity Financing” shall have the meaning set forth in Section 5.07(a).
“Equity Securities” shall mean any shares of capital stock of, or other equity interests or voting securities in, the Company or any of its subsidiaries, as applicable.
“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

Appendix A- 4

“Estimated Additional Per Share Consideration” shall have the meaning set forth in Section 3.09(a).
“Estimated Additional Per Share Consideration Resolution Period” shall have the meaning set forth in Section 3.09(b).
“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.
“Exchange Fund” shall have the meaning set forth in Section 3.02(a).
“Excluded Competing Proposal” shall have the meaning set forth in Section 6.07(a).
“Expenses” shall mean all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a party hereto and its affiliates and equity holders) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement, the solicitation of shareholder and shareholder approvals, the filing of any required notices under the HSR Act or other similar regulations, any filings with the SEC or the FCC and all other matters related to the closing of the Merger and the other transactions contemplated by this Agreement.
“FCC” shall mean the Federal Communications Commission or any successor entity.
“FCC Applications” shall have the meaning set forth in Section 6.05(a).
“FCC Consent” shall mean any action by the FCC (including action duly taken by the FCC’s staff pursuant to delegated authority) granting its consent to the transfer of control or assignment to Mergerco or the Parents (or an affiliate of Mergerco or the Parents) of those authorizations, licenses, permits, and other approvals, issued by the FCC, and used in the operation of the Company Stations, pursuant to appropriate applications filed by the parties with the FCC, as contemplated by this Agreement.
“FCC Filing Date” shall mean the last date upon which all FCC Applications are filed with the FCC, but in no event later than the 30th business day from the date hereof.
“FCC Media Ownership Rules” shall mean the FCC’s media ownership rules set forth at 47 C.F.R. Section 73.3555, and the notes thereto, as in effect on the date of this Agreement.
“Financing” shall have the meaning set forth in Section 5.07(a).
“Financing Agreements” shall have the meaning set forth in Section 6.13(a).
“Financing Commitments” shall have the meaning set forth in Section 5.07(a).
“Foreign Antitrust Laws” shall mean any non-U.S. Laws intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, harm to competition or effectuating foreign investment.

Appendix A- 5

“FTC” shall mean the Federal Trade Commission.
“GAAP” shall mean the United States generally accepted accounting principles.
“Governmental Authority” shall mean any United States (federal, state or local) or foreign government, or governmental, regulatory, judicial or administrative authority, agency, commission or court.
“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.
“Indemnitee” shall mean any individual who, on or prior to the Effective Time, was an officer or director of the Company or served on behalf of the Company as an officer or director of any of the Company’s subsidiaries or any of their predecessors in all of their capacities (including as shareholder, controlling or otherwise) and the heirs, executors, trustees, fiduciaries and administrators of such officer or director.
“Indenture” shall mean each of, as the context may require, the Company Indenture and the Subsidiary Indenture.
“Investors” shall have the meaning set forth in Section 5.07(a).
“IRS” shall mean the Internal Revenue Service.
“knowledge” shall mean the actual knowledge of the officers and employees of the Company and the Parents set forth on Section A of the Company Disclosure Schedule and Section A of the Mergerco Disclosure Schedule, respectively, without benefit of an independent investigation of any matter.
“Law” shall mean any and all domestic (federal, state or local) or foreign laws, rules, regulations, orders, judgments or decrees promulgated by any Governmental Authority.
“Lien” shall mean liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind.
“Limited Guarantee” shall have the meaning set forth in the Recitals.
“LMA” shall mean any local marketing agreement, time brokerage agreement, joint sales agreement, shared services agreement or other similar contract in which the Company or any subsidiary has an Attributable Interest in respect of providing programming, advertising or other services to any radio or television broadcast station.
“Marketing Period” shall have the meaning set forth in Section 6.13(a).
“Master Agreement” shall have the meaning set forth in Section 6.01(q).
“Material Adverse Effect on the Company” shall mean any event, state of facts, circumstance, development, change, effect or occurrence (an “Effect”) that has had or would reasonably be

Appendix A- 6

expected to have a material adverse effect on the business condition (financial or otherwise, operations or results of operations of the Company and its subsidiaries, taken as a whole, other than (i) any Effect resulting from (A) changes in general economic or political conditions or the securities, credit or financial markets in general, in each case, generally affecting the general television or radio broadcasting, music, internet, outdoor advertising or event industries, (B) general changes or developments in the general television or radio broadcasting, music, internet or event industries, including general changes in law or regulation across such industries, (C) the announcement of the merger agreement or the pendency or consummation of the merger, (D) the identity of Mergerco, the Investors or any of their affiliates as the acquiror of the Company, (E) compliance with the terms of, or the taking of any action required by, the merger agreement or consented to by the Parents, (F) any acts of terrorism or war (other than any of the foregoing that causes any damage or destruction to or renders unusable any facility or property of the Company or any of its subsidiaries), (G) changes in GAAP or the interpretation thereof, or (H) any weather related event, except, in the case of the foregoing clauses (A) and (B), to the extent such changes or developments referred to therein would reasonably be expected to have a materially disproportionate impact on the Company and its subsidiaries, taken as a whole, relative to other for profit participants in the industries and in the geographic markets in which the Company conducts its businesses after taking into account the size of the Company relative to such other for profit participants; or (ii) any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that the underlying causes of such failure shall be considered in determining whether there is a Material Adverse Effect on the Company).
“Material Subsidiaries” shall have the meaning set forth in Section 4.01.
“Merger” shall have the meaning set forth in the Recitals.
“Merger Consideration” shall have the meaning set forth in Section 3.01(b).
“Mergerco” shall have the meaning set forth in the Preamble.
“Mergerco Common Stock” shall have the meaning set forth in Section 3.01(c).
“Mergerco Disclosure Schedule” shall have the meaning set forth in Article V.
“Mergerco Equity Interests” shall have the meaning set forth in Section 5.09.
“Mergerco Material Adverse Effect” shall mean any event, state of facts, circumstance, development, change, effect or occurrence that is materially adverse to the business, financial condition or results of operations of Mergerco and Mergerco’s subsidiaries taken as a whole or may reasonably be expected to prevent or materially delay or materially impair the ability of Mergerco or any of its subsidiaries to consummate the Merger and the other transactions contemplated by this Agreement.
“Mergerco Organizational Documents” shall have the meaning set forth in Section 5.02.
“Mergerco Shares” shall have the meaning set forth in Section 5.09.

Appendix A- 7

“Mergerco Termination Fee” shall have the meaning set forth in Section 8.02(b).
“Multiemployer Plan” shall mean any “multiemployer plans” within the meaning of Section 3(37) of ERISA.
“New Debt Financing Commitments” shall have the meaning set forth in Section 6.13(a).
“New Plans” shall have the meaning set forth in Section 6.11(c).
“No-Shop Period Start Date” shall have the meaning set forth in Section 6.07(a).
“Notice Period” shall have the meaning set forth in Section 6.07(e).
“NYSE” shall mean the New York Stock Exchange.
“Operating Cash Flow” shall mean, for any period, an amount determined on a consolidated basis for the Company and its subsidiaries as follows:
     (A) an amount determined in accordance with GAAP (as in effect on the date hereof), consistently applied, equal to the sum of net income, excluding therefrom any amount described in one or more of the following clauses (but only to the extent included in net income):
     (i) the aggregate after-tax amount, if positive, of any net extraordinary, nonrecurring or unusual gains,
     (ii) any items of gain or loss from Permitted Divestitures,
     (iii) any items of gain or loss from the change in value or disposition of investments, including with respect to marketable securities and forward exchange contracts,
     (iv) any non-cash income, gain or credits included in the calculation of net income,
     (v) any net income or loss attributable to non-wholly owned subsidiaries or investments, except to the extent the Company has received a cash dividend or distribution or an intercompany cash payment with respect thereto during such period,
     (vi) any net income attributable to foreign subsidiaries, except to the extent the Company has received a cash dividend or distribution or an intercompany cash payment with respect thereto during such period, and
     (vii) the cumulative effect of a change in accounting principle, plus
     (B) to the extent net income has been reduced thereby and without duplication, amortization of deferred financing fees included in interest expense, depreciation and amortization (including amortization of film contracts) and other non-cash charges that in the

Appendix A- 8

case of items described in this clause (B) are (i) not attributable to subsidiaries whose net income is subject to clause (A)(v) or (A)(vi) above and (ii) not in the nature of provisions for future cash payments, minus
     (C) the amount of cash taxes paid or accrued with respect to such period (including provision for taxes payable in future periods) to the extent exceeding the amount of tax expense deducted in determining net income, minus
     (D) dividends paid or declared with respect to such period and amounts committed or paid to purchase equity interests in the Company or derivatives thereof with respect to such period, minus
     (E) capital expenditures made in cash or accrued with respect to such period, minus
     (F) with respect to any income realized outside of the United States, any amount of taxes that would be required to be paid in order to repatriate such income to the United States, minus
     (G) cash payments made or scheduled to be made with respect to film contracts.
“Option Cash Payment” shall have the meaning set forth in Section 3.03(a).
“Order” shall mean any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding by or with any Governmental Authority.
“Outdoor Holdings” shall mean Clear Channel Outdoor Holdings, Inc., a Delaware corporation.
“Outdoor SEC Documents” shall mean all documents filed with the SEC by Outdoor Holdings between November 2, 2005 and the date hereof (together with all forms, documents, schedules, certifications, prospectuses, reports, and registration, proxy and other statements, required to be filed or furnished by it with or to the SEC between November 2, 2005 and the date hereof including any such documents filed during such periods on a voluntary basis on Form 8-K) in each case including all exhibits and schedules thereto and documents incorporated by reference therein.
“Parents” shall have the meaning set forth in the Preamble.
“Paying Agent” shall have the meaning set forth in Section 3.02(a).
“Permitted Lien” shall mean (i) any Lien for Taxes not yet due or being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established on the financial statements in accordance with GAAP; (ii) Liens securing indebtedness or liabilities that are reflected in the Company SEC Documents; (iii) such non-monetary Liens or other imperfections of title, if any, that, do not have, individually or in the aggregate, a Material Adverse Effect on the Company, including, without limitation, (A) easements or claims of easements whether shown or not shown by the public records, boundary line disputes, overlaps, encroachments and any matters not of record which would be disclosed by an accurate survey or a personal inspection of the property, (B) rights of parties in possession, (C) any supplemental Taxes or assessments not shown by the public records and (D) title to any portion of the premises

Appendix A- 9

lying within the right of way or boundary of any public road or private road; (iv) Liens imposed or promulgated by Laws with respect to real property and improvements, including zoning regulations, (v) Liens disclosed on existing title reports or existing surveys (in either case copies of which title reports and surveys have been delivered or made available to the Parents); and (vi) mechanics’, carriers’, workmen’s, repairmen’s and similar Liens, incurred in the ordinary course of business.
“Permitted Divestitures” shall have the meaning set forth on Section 6.01(i) of the Company Disclosure Schedule.
“person” shall mean an individual, a corporation, limited liability company, a partnership, an association, a trust or any other entity or organization, including, without limitation, a Governmental Authority.
“Proxy Statement” shall have the meaning set forth in Section 6.03(a).
“Renewal Application” shall have the meaning set forth in Section 6.05(d).
“Renewal Station” shall have the meaning set forth in Section 6.05(d).
“Representatives” shall have the meaning set forth in Section 6.06(a).
“Required Financial Information” shall have the meaning set forth in Section 6.13(b).
“Requisite Shareholder Approval” shall mean the affirmative vote of the holders of two-thirds of the outstanding Shares of Company Common Stock to approve this Agreement and the transactions contemplated thereby.
“Restricted Share” shall have the meaning set forth in Section 3.03(b).
“Rollover Share” shall mean each Equity Security or Convertible Security owned by an employee of the Company that is expressly designated as a Rollover Share in an agreement of such employee and the Parents to be entered into between the date hereof and the Closing Date.
“SEC” shall mean the Securities and Exchange Commission.
“SEC Filings” shall have the meaning set forth in Section 4.12.
“Secretary of State” shall have the meaning set forth in Section 2.03(a).
“Securities Act” shall mean the Securities Act of 1933, as amended.
“Senior Executives” shall mean the “named executive officers” identified in the Company’s Proxy Statement filed with the SEC on March 14, 2006
“Shareholders’ Meeting” shall have the meaning set forth in Section 6.04.
“Short-Dated Notes” shall have the meaning set forth in Section 6.14(a).

Appendix A- 10

“subsidiary” of any person, shall mean any corporation, limited liability company, partnership, association, trust, joint venture or other legal entity (other than any dormant or inactive corporation, limited liability company, partnership, association, trust, joint venture or other legal entity) the accounts of which would be consolidated with those of such party in such party’s consolidated financial statements if such financial statements were prepared in accordance with GAAP, as well as any other corporation, limited liability company, partnership, association, trust, joint venture or other legal entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such party or one or more subsidiaries of such party or by such party and one or more subsidiaries of such party; provided, however, that the following rules of interpretation shall be applied with respect to the use of the term “subsidiary” or “subsidiaries,” as they are applied to Outdoor Holdings and any other subsidiary of the Company which is not wholly owned: (i) when used in the representations and warranties of the Company contained in this Agreement, with respect to Outdoor Holdings and any other subsidiary of the Company that is not wholly owned, the representation or warranty shall be made solely to the Company’s knowledge and (ii) whenever this Agreement obligates any subsidiary to take or not to take, or requires that the Company cause any subsidiary to take, or not to take, any action, such covenant shall be satisfied with respect to Outdoor Holdings and any other subsidiary of the Company that is not wholly owned, upon the Company’s request of such subsidiary to (i) take, or not to take, as the case may be, such action, and (ii) with respect to Outdoor Holdings, if such action is contemplated by the Master Agreement, upon the Company’s exercise of its rights under the Master Agreement with respect to such action.
“Subsidiary Indenture” shall mean the Indenture, dated as of November 17, 1998, as amended, modified and supplemented by that certain First Supplemental Indenture dated as of August 23, 1999, that certain Second Supplemental Indenture dated as of November 19, 1999 and that certain Third Supplemental Indenture dated as of January 18, 2000, among AMFM Operating Inc., each subsidiary guarantor party thereto and The Bank of New York, as trustee.
“Subsidiary Issuer” shall have the meaning set forth in Section 6.14(a).
“Surviving Corporation” shall have the meaning set forth in Section 2.01.
“Surviving Corporation Common Stock” shall have the meaning set forth in Section 3.01(c).
“Superior Proposal” shall have the meaning set forth in Section 6.07(i).
“Supplemental Indentures” shall have the meaning set forth in Section 6.14(b).
“Tax” or “Taxes” shall mean any and all taxes, fees, levies, duties, tariffs, imposts, and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any governmental or taxing authority including, without limitation: taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation

Appendix A- 11

fees; and customs’ duties, tariffs, and similar charges; and liability for the payment of any of the foregoing as a result of (w) being a transferee or successor, (x) being a member of an affiliated, consolidated, combined or unitary group, (y) being party to any tax sharing agreement and (z) any express or implied obligation to indemnify any other person with respect to the payment of any of the foregoing.
“Tax Returns” shall mean returns, reports, claims for refund, declarations of estimated Taxes and information statements, including any schedule or attachment thereto or any amendment thereof, with respect to Taxes required to be filed with the IRS or any other governmental or taxing authority, domestic or foreign, including consolidated, combined and unitary tax returns.
“TBCA” shall have the meaning set forth in the Recitals.
“TBOC” shall have the meaning set forth in the Recitals.
“TIA” shall have the meaning set forth in Section 6.14(b).
“Termination Date” shall have the meaning set forth in Section 8.01(b).
“Texas Acts” shall have the meaning set forth in the Recitals.
“Tolling Agreement” shall have the meaning set forth in Section 6.05(d).
“Total Option Cash Payments” shall have the meaning set forth in Section 3.03(a).
“WARN Act” shall mean the Worker Adjustment and Restraining Notification (WARN) Act of 1988.

Appendix A- 12